SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 29, 2012

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of March 31, 2012,

together with the limited review report

on interim-period financial statements

CONTENTS

•	Limited review report on interim-period financial statements
•	Cover
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries
•	Exhibit l to the consolidated financial statements with subsidiaries

LIMITED REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS

Translation into English – Originally issued in Spanish

See Note 24 to the Financial Statements

To the Directors of

BANCO MACRO S.A.

Registered office: Sarmiento 447

City of Buenos Aires

1.	We have performed a limited review of the accompanying balance sheet of BANCO MACRO S.A. as of March 31, 2012, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of March 31, 2012, and the related consolidated statements of income and cash flows for the three-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Bank Management.

2.	We conducted our limited review in accordance with the standards of Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 7 applicable to a limited review of the interim-period financial statements and the “Minimum external auditing standards” issued by the BCRA (Central Bank of Argentina) applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily of applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.	As described in note 5. to the accompanying stand-alone financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the professional accounting standards effective in Argentina in certain valuation and disclosure aspects described and quantified in such note.

4.	As further explained in note 24, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

5.	Based on our review, we have not become aware of any facts or circumstances that would require making significant changes to the financial statements mentioned in the first paragraph above in order for them to be presented in accordance with the accounting standards established by the BCRA and, except for the effect that is mentioned in the third paragraph, with respect to the professional accounting standards effective in Argentina.

6.	With respect to the balance sheet of BANCO MACRO S.A. and the consolidated balance sheet of BANCO MACRO S.A. with its subsidiaries as of December 31, 2011, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period ended March 31, 2011, which were presented for comparative purposes, we report that:

a)	On February 15, 2012, we issued an audit report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2011, which included a qualified opinion due to differences between the accounting standards established by the BCRA and the professional accounting standards effective in Argentina, which are described and quantified in note 5 to the accompanying stand-alone financial statements. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2011.

b)	On May 5, 2011, we issued a limited review report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the three-month period ended March 31, 2011, which included qualifications due to differences between the accounting standards established by the BCRA and the professional accounting standards effective in Argentina, which are described and quantified in note 5 to the accompanying stand-alone financial statements.

7.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed into the “Inventory and Financial Statements” book.

b)	The financial statements of BANCO MACRO S.A. were derived from books kept, in their formal aspects, pursuant to current legal requirements and BCRA regulations.

c)	As of March 31, 2012, the liabilities accrued in employee and employer contributions to the National Social Security Administration, as recorded in the Bank’s books, amounted to Ps. 19,770,552, none of which was due as of that date.

City of Buenos Aires,

May 10, 2012

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CLAUDIO N. NOGUEIRAS
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 197 – Fo. 64

FINANCIAL STATEMENTS AS OF

MARCH 31, 2012

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE: Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2, Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009.

Name of the auditor	Claudio N. Nogueiras
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

		03/31/2012	12/31/2011
ASSETS

A.	CASH
	Cash on hand	1,676,040	1,945,713
	Due from banks and correspondents
	Central Bank of Argentina	6,117,196	2,875,512
	Local Other	7,044	15,400
	Foreign	302,494	103,434
	Other	274	269
		8,103,048	4,940,328

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings booked at market value	443,012	736,368
	Government securities under repo transactions with Central Bank of Argentina		1,992,625
	Holdings booked at amortized cost	102,562	103,616
	Instruments issued by the Central Bank of Argentina	3,803,054	1,255,027
		4,348,628	4,087,636

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	322,649	335,726
	To the financial sector
	Interfinancing (granted call)	103,000	250,000
	Other financing to Argentine Financial Institutions	199,270	176,100
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	3,374	5,226
	To the non-financial private sector and foreign residents
	Overdrafts	2,817,155	2,683,707
	Documents	2,888,887	3,138,189
	Mortgage loans	1,115,591	1,108,456
	Pledge loans	629,543	665,549
	Personal loans	7,810,533	7,490,051
	Credit cards	3,138,285	2,851,876
	Other (Note 6.1.)	4,385,699	4,115,741
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	384,858	349,757
	less: Unearned discount	(63,726)	(71,182)
	less: Allowances (Exhibit J)	(619,707)	(557,586)
		23,115,411	22,541,610

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

		03/31/2012	12/31/2011
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	356,198	2,321,905
	Amounts receivable from spot and forward sales pending settlement	2,016,304	1,141,336
	Securities and foreign currency receivable from spot and forward purchases pending settlement	122,263	50,719
	Unlisted corporate bonds (Exhibits B, C and D)	251,214	251,864
	Receivables from forward transactions without delivery of underlying asset	1,702	880
	Other receivables not covered by debtors classification standards (Note 6.2.)	613,493	564,910
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	37,593	33,144
	less: Allowances (Exhibit J)	(229,062)	(232,314)
		3,169,705	4,132,444

E.	RECEIVABLES FROM FINANCIAL LEASES (Exhibits B, C and D)
	Receivables from financial leases	326,934	330,605
	Accrued interest and adjustments	4,943	5,512
	less: Allowances (Exhibit J)	(5,498)	(5,583)
		326,379	330,534

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	656,540	614,045
	Other	57,341	52,224
	less: Allowances (Exhibit J)	(1,142)	(1,142)
		712,739	665,127

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	5,222	6,240
	Other (Note 6.3.)	606,693	530,551
	Accrued interest and adjustments on receivables from sales of assets (Exhibits B, C and D)	290	231
	Other accrued interest and adjustments receivable	325	447
	less: Allowances (Exhibit J)	(12,099)	(12,339)
		600,431	525,130

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	536,158	519,676

I.	OTHER ASSETS (Exhibit F)	253,341	228,253

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	83,380	86,893
	Organization and development costs	231,978	222,479
		315,358	309,372

K.	ITEMS PENDING ALLOCATION	2,664	3,120

TOTAL ASSETS		41,483,862	38,283,230

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

		03/31/2012	12/31/2011
LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector	6,154,487	4,875,273
	From the financial sector	20,594	17,419
	From the non-financial private sector and foreign residents
	Checking accounts	5,086,177	4,429,772
	Savings accounts	5,509,170	5,599,541
	Time deposits	11,970,449	10,756,676
	Investment accounts	29,712	43,766
	Other (Note 6.4.)	593,488	585,082
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	137,924	125,642
		29,502,001	26,433,171

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	11,774	9,043
	Banks and International Institutions (Exhibit I)	142,023	154,942
	Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	662,917	654,905
	Amounts payable for spot and forward purchases pending settlement	121,193	48,523
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	2,032,355	3,160,058
	Financing received from Argentine financial institutions (Exhibit I)
	Interfinancing - (received call)	42,577	1
	Other financing received from Argentine financial institutions	15,057	15,501
	Accrued interest payables	32
	Receivables from forward transactions without delivery of underlying asset	541	30
	Other (Note 6.5. and Exhibit I)	1,964,973	1,391,206
	Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	45,659	48,793
		5,039,101	5,483,002

N.	OTHER LIABILITIES
	Fees	21	7,523
	Other (Note 6.6.)	1,125,536	897,827
		1,125,557	905,350

O.	PROVISIONS (Exhibit J)	94,287	88,164

P.	SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	675,096	647,753

Q.	ITEMS PENDING ALLOCATION	4,468	6,238

TOTAL LIABILITIES		36,440,510	33,563,678

SHAREHOLDERS' EQUITY (As per related statement)		5,043,352	4,719,552

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		41,483,862	38,283,230

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	03/31/2012	12/31/2011
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	27,662,710	18,082,033

Contingent	7,892,966	7,916,106
Credit lines obtained (unused portion)	9,700	11,700
Guarantees received	7,375,549	7,385,671
Other not covered by debtors classification standards	190	195
Contingent debit-balance contra accounts	507,527	518,540

Control	16,657,762	6,511,301
Receivables classified as irrecoverable	918,681	876,232
Other (Note 6.7.)	15,368,923	5,388,859
Control debit-balance contra accounts	370,158	246,210

Derivatives (Exhibit O)	3,111,982	3,654,626
Notional value of put options taken (Note 11.d))	60,058	40,091
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	1,490,909	1,757,843
Interest rate swap (Note 11.b))	158,809	158,550
Derivatives debit-balance contra accounts	1,402,206	1,698,142

CREDIT-BALANCE ACCOUNTS	27,662,710	18,082,033

Contingent	7,892,966	7,916,106
Credit lines granted (unused portion) covered by debtors classification standards (Exhibits B, C and D)	39,407	38,729
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	116,991	70,371
Other guarantees provided not covered by debtors classification standards	141,204	137,329
Other covered by debtors classification standards (Exhibits B, C and D)	209,925	272,111
Contingent credit-balance contra accounts	7,385,439	7,397,566

Control	16,657,762	6,511,301
Checks to be credited	370,158	246,210
Control credit-balance contra accounts	16,287,604	6,265,091

Derivatives (Exhibit O)	3,111,982	3,654,626
Notional value of put options sold (Note 11.c))	37,450	36,490
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	1,364,756	1,661,652
Derivatives credit-balance contra account	1,709,776	1,956,484

The accompanying notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Translation on financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

		03/31/2012	03/31/2011

A.	FINANCIAL INCOME
	Interest on cash and due from banks	33	23
	Interest on loans to the financial sector	11,903	1,989
	Interest on overdrafts	149,712	77,789
	Interest on documents	100,418	42,446
	Interest on mortgage loans	46,168	32,507
	Interest on pledge loans	31,944	15,700
	Interest on credit card loans	151,204	67,118
	Interest on financial leases	16,564	11,261
	Interest on other loans	691,373	422,085
	Net income from government and private securities (Note 6.8.)	93,965	152,228
	Interest on other receivables from financial intermediation	67	60
	Income from guaranteed loans - Presidential Decree No. 1,387/01	38	4,874
	CER (Benchmark Stabilization Coefficient) adjustment	192	2,896
	CVS (Salary Variation Coefficient) adjustment	22	94
	Difference in quoted prices of gold and foreign currency	60,415	56,728
	Other (Note 6.9.)	50,143	9,654
		1,404,161	897,452

B.	FINANCIAL EXPENSE
	Interest on savings accounts	7,311	4,945
	Interest on time deposits	487,633	239,140
	Interest on interfinancing received loans (received call)	1,110	1,389
	Interest on other financing from Financial Institutions	6	3
	Interest on other liabilities from financial intermediation	17,155	15,719
	Interest on subordinated bonds	15,932	14,729
	Other interest	775	399
	CER adjustment	1,083	1,043
	Contribution to Deposit Guarantee Fund	11,653	9,309
	Other (Note 6.10.)	84,668	52,108
		627,326	338,784

	GROSS INTERMEDIATION MARGIN - GAIN	776,835	558,668

C.	PROVISION FOR LOAN LOSSES	118,980	39,909

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	22,150	24,106
	Related to deposits	344,481	239,777
	Other commissions	9,087	11,258
	Other (Note 6.11.)	183,420	113,711
		559,138	388,852

Jorge H. Brito

Chairperson

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Translation on financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

		03/31/2012	03/31/2011

E.	SERVICE-CHARGE EXPENSE
	Commissions	30,159	22,426
	Other (Note 6.12.)	88,415	54,582
		118,574	77,008

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	378,671	315,329
	Directors' and statutory auditors' fees	9,860	6,949
	Other professional fees	20,102	18,213
	Advertising and publicity	18,006	14,707
	Taxes	31,795	26,076
	Depreciation of equipment	18,507	16,505
	Amortization of organization costs	15,844	12,319
	Other operating expenses (Note 6.13.)	89,398	65,837
	Other	46,506	4,719
		628,689	480,654

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	469,730	349,949

G.	OTHER INCOME
	Income from long-term investments	48,583	27,200
	Penalty interest	8,791	6,164
	Recovered loans and allowances reversed	12,957	12,591
	CER adjustments	18	21
	Other (Note 6.14.)	8,066	18,002
		78,415	63,978

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	7	5
	Charges for other receivables uncollectibility and other allowances	7,589	7,119
	Amortization of differences related to court orders	4,750	4,348
	Depreciation and loss of other assets	321	458
	Goodwill amortization	3,513	3,513
	Other (Note 6.15.)	7,765	5,631
		23,945	21,074

	NET INCOME BEFORE INCOME TAX - GAIN	524,200	392,853

I.	INCOME TAX (Note 4.)	200,400	135,200

	NET INCOME FOR THE PERIOD - GAIN	323,800	257,653

The accompanying notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	03/31/2012							03/31/2011
				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	594,485	398,750	4,511	966,226	211	2,755,369	4,719,552	4,152,842

Net income for the period - Gain						323,800	323,800	257,653

Balances at the end of the period	594,485	398,750	4,511	966,226	211	3,079,169	5,043,352	4,410,495

The accompanying notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	03/31/2012	03/31/2011
CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.5.)
Cash at beginning of the fiscal year	4,940,328	4,548,311
Cash at end of the period	8,240,127	4,934,761

Net increase in cash	3,299,799	386,450

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	(1,466,714)	46,327
Loans
To the financial sector	137,585	(7,154)
To the non-financial government sector	13,174	(10,834)
To the non-financial private sector and foreign residents	350,088	(423,264)
Other receivables from financial intermediation	1,005,191	(982,220)
Receivables from financial leases	20,804	(1,322)
Deposits
From the financial sector	3,173	2,051
From the non-financial government sector	1,218,610	305,842
From the non-financial private sector and foreign residents	1,594,191	838,393
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	38,921	2,612
Others (except liabilities included under financing activities)	708,994	894,248
Collections related to service-charge income	556,162	389,649
Payments related to service-charge expenses	(118,134)	(76,736)
Administrative expenses paid	(582,957)	(480,026)
Payment of organization and development costs	(26,035)	(19,515)
Net collections from penalty interest	8,784	6,159
Differences from payments related to court orders	(4,057)	(1,732)
Other collections related to other income and losses	8,122	11,564
Net payments from other operating activities	(74,011)	(21,742)
Payment of income tax	(72,700)	(8,912)

Net cash flows generated in operating activities	3,319,191	463,388

Jorge H. Brito

Chairperson

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	03/31/2012	03/31/2011
Investing activities
Net payments for bank premises and equipment	(34,484)	(16,126)
Net payments for other assets	(24,818)	(108,243)

Net cash flows used in investing activities	(59,302)	(124,369)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(19,605)	(18,101)
Central Bank of Argentina
Other Other	2,553	130
Banks and International Institutions	(13,804)	23,735
Financing received from Argentine financial institutions	(450)	(447)

Net cash flows (used) / generated in financing activities	(31,306)	5,317

Financial income and holding gains on cash and cash equivalents	71,216	42,114

Net increase in cash	3,299,799	386,450

The accompanying notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of theses financial statements

Jorge H. Brito

Chairperson

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A. (hereinafter, the Bank).

Banco Macro S.A´s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and in March 24, 2006, it listed its shares on the New York Stock Exchange.

Since 1994, Banco Macro S.A.’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, and 2006, the Bank acquired the control of Banco Bansud S.A., Nuevo Banco Suquía S.A., and Nuevo Banco Bisel S.A., respectively. Such entities merged with and into Banco Macro S.A. in December 2003, October 2007, and August 2009, respectively.

During fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán S.A.

Additionally, during fiscal year 2010, the Bank acquired control over Banco Privado de Inversiones S.A. As of the date of issuance of these financial statements, the Federal Anti-Trust Board has not issued its opinion regarding the abovementioned purchase; however, Bank Management estimates that the situation will be resolved favorably.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, including Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A. and Macro Fondos SGFCI S.A.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on November 25, 1999, and on December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of March 31, 2012, and December 31, 2011, the deposits of the Misiones Provincial Government amounted to 1,432,822 and 1,267,178 (including 43,993 and 36,332 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on February 22, 2005, such agreement was extended through March 1, 2016.

As of, March 31 2012, and December 31 2011, the deposits of the Salta Provincial Government amounted to 1,139,194 and 870,880 (including 150,364 and 137,286 related to court deposits), respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

Additionally, on April 29, 2005, such agreement was extended through November 4, 2014.

As of March 31, 2012, and December 31, 2011, the deposits of the Jujuy Provincial Government amounted to 672,690 and 701,483 (including 74,313 and 66,237 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

Banco del Tucumán S. A. executed special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

In addition on June 30, 2010, the services agreement with the Tucumán Provincial Government was extended through July 8, 2021.

As of March 31, 2012, and December 31 2011, the deposits of the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán in Banco del Tucumán S.A. amounted to 1,156,305 and 807,822 (including 357,054 and 355,122 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A., in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into a UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

c)	Banco Macro S.A. – Gestiva S.A.

On May 4, 2010, the creation of a joint venture between the Bank and Gestiva S.A. was approved under the name “Banco Macro S.A. – Gestiva S.A. – Unión Transitoria de Empresas” in which each hold 50% equity interest. The purpose of such joint venture is to provide a comprehensive tax processing and management system for the province of Misiones, its administration and collection of taxes thereof.

As of March 31, 2012, and December 31, 2011, the net assets of such joint ventures recorded in the Bank’s financial statements through the proportionate consolidation method amounted to 12,582 and 11,656, respectively.

Also, as of March 31, 2012, and December 31, 2011, the net income recorded through the method mentioned in the previous paragraph amounted to 17,875 and 8,474, respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of pesos and have been prepared in accordance with Central Bank rules and Argentine professional accounting standards (see Note 5).

3.1.	Comparative information

As required under Central Bank rules, the balance sheet as of March 31, 2012, and supplementary information are presented comparatively with those of the prior fiscal year, while the statements of income, changes in shareholders’ equity and cash flows for the three-month period ended March 31, 2012, are presented comparatively with data for the same period in the prior fiscal year.

3.2.	Restatement into constant pesos

Professional accounting standards in Argentina establish that the financial statements should be stated in constant pesos. In a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the latest balance sheet date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Bank’s financial statements reflect the changes in the peso purchasing power through February 28, 2003, under Presidential Decree No. 664/2003, IGJ (Argentine regulatory agency of business associations) General Resolution No. 4/2003, CNV (Argentine Securities Commission) General Resolution No. 441, and Central Bank Communiqué “A” 3921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued since October 1, 2003. The effects of not having recognized the changes in the peso purchasing power through such date have not been material to the financial statements taken as a whole.

3.3.	Use of estimates

The preparation of financial Statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

3.4.	Valuation methods

The main valuation methods used to prepare these financial statements were as follows:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of the period and fiscal year, respectively. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank ´s dealing room. Foreign exchange differences were recorded in the statement of income for the period and fiscal year, respectively.

b)	Government and private securities:

b.1)	Government securities - Holdings booked at market value and under repurchase agreements:

As of March 31, 2012, and December 31, 2011, they were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the statement of income for the period and fiscal year, respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

b.2)	Government securities - Holdings booked at cost plus interest:

As of March 31, 2012 and December 31, 2011, as set forth in Central Bank Communiqué “A” 5180, as supplemented, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank. The acquisition value previously mentioned is related to the present value of each security as of March 1, 2011, or the subsequent acquisition date, as the case may be.

As of March 31, 2012 and December 31, 2011, the present value calculated by the Bank for these securities amounts to 102,927 and 104,018, respectively.

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

As of March 31, 2012 and December 31, 2011, holdings in the proprietary portfolio and those received from repurchased agreements were valued according to the effective quoted market value for each instrument on the last business day of each period and fiscal year, respectively. Differences in quoted market values were recorded in the statement of income for the period and fiscal year, respectively.

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

As of March 31, 2012 and December 31, 2011, holdings in the proprietary portfolio and those received from repurchased agreements with no volatility published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions. The accruals of the internal rate of return mentioned above were charged to income for the period and fiscal year, respectively.

c)	Guaranteed loans – Presidential Decree No. 1,387/01:

As of March 31, 2012, and December 31, 2011, as set forth in Central Bank Communiqués “A” 4898, “A” 5180 and, as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/2001 were valued at the specific acquisition value of each security, increased by accrued income including CER, net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of March 31, 2012 and December 31, 2011, the present value reported by the Central Bank for these securities amounted to 242,927 and 238,729, respectively.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in Note 3.4.c).

e.2)	Deposits and other assets and liabilities: They were adjusted by CER as of the last business day of the period and fiscal year, respectively.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current period, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are charged directly to income.

The Bank assesses the credit risk related to possible commitments and determines, the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts, contingent commitments, are included under “Provisions”.

g)	Deposits of Government securities

They were valued at the quoted price as of the last business day of each period and fiscal year, respectively, plus the related accrued interest. Differences in quoted market values and accrued interest were recorded in the statement of income for the period and year, respectively.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued through period and fiscal year, respectively.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them at the last business day of each period or fiscal year, respectively. Differences in quoted market values were recorded in the statement of income for the period and fiscal year, respectively.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return.

h.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by the Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos pursuant to the method described in Note 3.4.a), as the case may be.

ii.	Debt securities in Galtrust financial trust: they were valued as provided by Central Bank Communiqué “A” 5180, as supplemented, considering the quoted price of the underlying assets effective on the last business day of the period and fiscal year, respectively, in the appropriate proportion.

iii.	Certificates of participation in TST & AF Trust: they were valued by the equity method, considering the residual value of the goodwill arising from the excess of the investment cost over its book value.

iv.	Other certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last business day of the period and fiscal year, respectively, translated into Argentine pesos according to the method described in Note 3.4.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué "A" 4414 and supplementary regulations.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

h.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued as of the period and fiscal year, respectively, translated into pesos pursuant to the method described in Note 3.4.a), as the case may be.

i)	Receivables from financial leases:

In accordance with Central Bank Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement.

As of March 31, 2012, and December 31, 2011, the effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentine financial market. These transactions are distributed among the Bank’s customers, and there are no pre established contingent installments or automatic renewal clauses.

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 3.2, as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 1 to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 3.2, as the case may be, net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in Note 3.2, less the related accumulated depreciation calculated based on their estimated useful life using the straight line method.

l)	Intangible assets:

l.1)	Goodwill and organization and development costs (except differences due to court orders – Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in Note 3.2 as the case may be, less the related accumulated amortization, calculated under the straight line method over their estimated useful life.

l.2)	Differences due to court orders (amparos) – Nondeductible for the determination of the computable equity: represent the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparos (constitutional rights protection actions) and the amount recorded under Central Bank rules (converted into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3916, since April 2003 the sums related to the amounts paid are amortized straight line over 60 months.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

m)	Valuation of derivatives:

m.1)	Put options sold on BODEN 2012 and 2013 coupons: such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each period and fiscal year, respectively.

m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay / charge a variable rate and charge / pay a fixed rate.

m.3)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, effective on the last business day of the period and fiscal year, respectively. Differences in quoted market values were recorded in the statement of income for the period and fiscal year, respectively.

m.4)	Put options purchased: valued at the agreed-upon exercise price.

See also Note 11.

n)	Severance payments:

The Bank charges these payments directly to expenses.

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued as of period and fiscal year, respectively, converted into pesos pursuant to the method described in Note 3.4.a).

q)	Shareholders’ equity accounts:

q.1)	They are restated as explained in Note 3.2, except for the "Capital stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.2 was included in the "Adjustments to shareholders’ equity" account.

q.2)	Treasury stock: the purchase cost of treasury stock was debited from the “Unappropriated retained earnings” account. Furthermore, the face value of such shares was reclassified from “Outstanding shares” to “Treasury stock" (see also note 9 and Exhibit K).

r)	Statement-of-income accounts:

r.1)	The accounts comprising monetary transactions occurred in the periods ended March 31, 2012 and 2011 (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

r.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 3.2.

r.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

3.5.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and Government and private securities which mature less than 90 days since their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related balance sheet accounts:

	03/31/2012	12/31/2011	03/31/2011

Cash	8,103,048	4,940,328	4,109,028

Government and private securities

Instruments issued by the Central Bank	137,079		825,733

Cash and cash equivalents	8,240,127	4,940,328	4,934,761

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying the 1% over the 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of March 31, 2012 and 2011, the Bank estimated an income tax charge of 200,400 and 135,200, respectively; hence, no minimum presumed income tax should be assessed for the periods ended on such date.

Additionally, as of March 31, 2012, the Bank made income tax prepayments for 302,503 for the 2011 fiscal year, which were recorded in the "Other receivables" account and will be applied to the tax amount assessed in the 2011 tax return.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE APPLICABLE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

Argentine current professional accounting standards differ, in certain valuation and disclosure aspects, from Central Bank accounting standards. The differences between those standards, which the Bank identified and deemed material to these financial statements, are as follows.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

5.1.	Valuation standards

The main items with differences in valuation matters as of March 31, 2012 and December 31, 2011, are as follows:

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to income	to equity		to income
Item	03/31/2012	12/31/2011	03/31/2012	03/31/2012	12/31/2011	03/31/2012
Government securities and assistance to the government sector (a)
Government securities - Holdings booked at cost plus interest		45	(45)	474	72	402
Instruments issued by the Central Bank and booked at cost plus interest	966	777	189	994	767	227
Secured loans – Presidential Decree No. 1,387/01	3,131	(30,091)	33,222	3,130	(30,092)	33,222
Business combinations (b)
Acquisition of Nuevo Banco Bisel S.A.	(108,204)	(110,496)	2,292	(108,204)	(110,496)	2,292
Other	(67,125)	(69,393)	2,268	(67,125)	(69,393)	2,268
Interests in other companies (c)	12,922	9,311	3,611
Intangible assets – Organization and development expenses (d)	(48,643)	(49,336)	693	(49,589)	(50,410)	821
Deferred assets – Income tax (e)	61,785	36,195	25,590	75,152	46,564	28,588
Other assets (f)	2,029	7,679	(5,650)	2,029	7,679	(5,650)
Liabilities – Provisions (g)	(55,888)	(54,866)	(1,022)	(55,888)	(54,866)	(1,022)

Total	(199,027)	(260,175)	61,148	(199,027)	(260,175)	61,148

(a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 3.4.b.2), 3.4.b.4) and 3.4.c). Pursuant to professional accounting standards, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, Central Bank current regulations establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, although they do allow booking provisions to cover fluctuations in the valuation of certain instruments. Professional accounting standards require that assets in general be compared with their recoverable value every time financial statements are prepared.

(b)	Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company. Consequently, the difference between the purchase price and its interest valued by the equity method in the books of the acquirer, is recorded as positive goodwill (when the purchase price is higher than the interest valued by the equity method) or negative goodwill (when the purchase price is lower than the interest valued by the equity method), as the case may be. If goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

According to current professional accounting standards effective in Argentina, business combinations are recorded based on the market values of the acquired company’s identifiable net assets. Consequently, the difference between the purchase price and the identifiable net asset measurement value is recorded as positive or negative goodwill, as the case may be. If goodwill is positive, such goodwill (i) will depreciate systematically throughout the estimated useful life and (ii) will be compared with its recoverable value as of each year-end. If goodwill is negative, such goodwill will be allocated to income (loss) in accordance with the changes in the specific circumstances that created such negative goodwill.

(c)	Subsidiaries Banco del Tucumán S.A. and Banco Privado de Inversiones S.A., prepare its financial statements in conformity with Central Bank rules, which differ from professional accounting standards.

(d)	Intangible assets: the Bank and its subsidiaries capitalized under “Intangible Assets” net of the related amortization amounts, the foreign exchange differences related to the reimbursement of certain deposits in foreign currency converted to pesos and the effect of court deposits dollarization. According to current professional accounting standards, the Bank should reduce the book value of surpluses at the recoverable value.

(e)	Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to professional accounting standards, income tax should be booked following deferred tax method, recognizing (as a receivable or payable) the tax effect of temporary differences between book and tax valuation of assets and liabilities, and subsequently charging them to income for the years in which such differences are reversed, considering the possibility of using net operating losses (NOLs) in the future.

(f)	The Bank recorded interest rate swap agreements in conformity with the Central Bank accounting standards under memorandum accounts. According to professional accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and which use data that can be verified.

(g)	The Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to professional accounting standards, the Bank should have recorded a liability related to this item.

If professional accounting standards had been applied, the Bank’s shareholders' equity as of March 31, 2012, and December 31, 2011, would have decreased by around 199,027 and 260,175, respectively. On the other hand, income (loss) for the three-month periods ended March 31, 2012, and 2011, would have increased by 61,148 and decreased by 4,359, respectively.

5.2.	Disclosure standards

a)	The Bank did not classify its assets and liabilities as current or noncurrent based on the time they are expected to be turned into cash or cash equivalents or on the time when the latter become due and payable, as required by professional accounting standards.

b)	The Bank did not disclose the income tax accrual offset by income tax prepayments. As required by professional accounting standards, the related items should be disclosed net when offsetting them in the future is legally possible and the entity is either intending or under an or obligation to do so.

c)	The Bank keeps under intangible assets positive goodwills (related to Banco del Tucumán S.A., Banco Privado de Inversiones S.A. and the merger of Nuevo Banco Bisel S.A.). According to professional accounting standards, considering the statements in Note 5.1.b) such goodwills should be disclosed under Goodwill.

d)	There are differences between the cash flow information disclosed and the requirements established by the professional accounting standard.

e)	The Bank has not presented certain information about transactions with related parties, goodwill and other reporting requirements for nonbanking institutions.

f)	There are differences between the method used by the Bank for converting the financial statements of foreign subsidiaries into Argentine pesos and the method required by professional accounting standards in effect.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

		03/31/2012	12/31/2011

6.1)	Loans - Other

	Other loans	3,146,911	3,234,006
	Export financing and prefinancing	1,238,788	881,735
		4,385,699	4,115,741

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

	Certificates of participation in financial trusts	280,978	286,884
	Debt securities in financial trusts	332,512	278,014
	Other	3	12
		613,493	564,910

6.3)	Other receivables – Other

	Tax prepayments	304,979	229,188
	Sundry receivables	186,750	173,413
	Security deposits	72,206	64,638
	Advanced prepayments	32,191	50,951
	Other	10,567	12,361
		606,693	530,551

6.4)	Deposits - Other

	Expired time deposits	354,094	351,115
	Unemployment fund for workers of the construction industry	131,231	124,663
	Attachments	68,399	53,367
	Special deposits related to inflows of foreign funds	14,352	13,649
	Security deposits	1,687	1,687
	Other	23,725	40,601
		593,488	585,082

6.5)	Other liabilities from financial intermediation - Other

	Other payment orders pending settlement	856,180	251,056
	Purchase financing payables	319,387	365,413
	Other withholdings and additional withholdings	175,959	170,857
	Collections and other transactions on account and behalf of others	127,088	113,956
	Miscellaneous not subject to minimum cash requirements	108,674	293,705
	Retirement pension payment orders pending settlement	94,427	34,572
	Sociedad Seguro de Depósitos (SEDESA) – Purchase of preferred shares of former Nuevo Banco Bisel S.A. (see Note 7.1.f))	80,600	80,600
	Miscellaneous subject to minimum cash requirements	71,956	50,249
	Other	130,702	30,798
		1,964,973	1,391,206

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

		03/31/2012	12/31/2011
6.6)	Other Liabilities - Other

	Taxes payable	911,311	701,137
	Salaries and payroll taxes payable	123,876	100,102
	Miscellaneous payables	57,158	57,807
	Withholdings on salaries	19,306	24,298
	Prepayment for the sale of assets	13,885	14,483
		1,125,536	897,827

6.7)	Memorandum accounts – Debit-balance accounts – Control – Other

	Checks and securities in custody – ANSES (Argentine social security administration)	9,394,230
	Checks and securities in custody	3,718,992	3,027,436
	Checks and securities not yet collected	1,424,820	1,649,744
	Checks and securities to be debited	436,136	294,554
	Managed portfolios (see note 12)	323,582	322,942
	Checks and securities to be collected	71,163	94,183

		15,368,923	5,388,859

		03/31/2012	03/31/2011

6.8)	Financial income – Net income from government and private securities

	Net Income from government securities	82,035	143,459
	Net Income from participations in financial trusts	8,046	4,506
	Other	3,884	4,263
		93,965	152,228

6.9)	Financial income – Other

	Premiums on reverse repurchase agreements with the financial sector	34,732	2,902
	Interests on loans for export prefinancing and financing	10,525	5,649
	Forward foreign-currency transactions offset	4,140	352
	Other	746	751
		50,143	9,654

6.10)	Financial expense – Other

	Turnover tax	83,650	47,930
	Premiums on repurchase agreements with the financial sector	677	2,863
	Other	341	1,315
		84,668	52,108

6.11)	Service-charge income - Other

	Debit and credit card income	108,206	68,880
	Service commissions – Joint ventures (see Note 2.5)	22,015	15,617
	Rental of safe deposit boxes	14,330	11,786
	Other	38,869	17,428
		183,420	113,711

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

		03/31/2012	03/31/2011

6.12)	Service-charge expense - Other

	Debit and credit card expense	54,787	27,753
	Turnover tax	19,596	14,050
	Commissions paid to lending agents	10,777	6,599
	Other	3,255	6,180
		88,415	54,582

6.13)	Administrative expenses – Other operating expenses

	Maintenance, conservation and repair expenses	26,625	19,982
	Security services	24,821	17,428
	Electric power and communications	18,749	12,850
	Leases	13,110	10,580
	Stationery and office supplies	3,334	2,619
	Insurance	2,759	2,378
		89,398	65,837

6.14)	Other income - Other

	Other adjustments and interest on other receivables	3,120	1,334
	Services provided to Banco del Tucumán S.A.	2,312	1,681
	Gain on sale of bank premises and equipment, and other assets	677	1,164
	Other	1,957	13,823
		8,066	18,002

6.15)	Other expense – Other

	Donations	3,175	2,836
	Turnover tax	687	749
	Other	3,903	2,046
		7,765	5,631

7.	RESTRICTED ASSETS

As of March 31, 2012, and December 31, 2011, the following Bank’s assets are restricted:

7.1.	Government and private securities:

a)	Secured Bonds under Presidential Decree No. 1,579/02 for 34,939 and 34,118 (for a face value of 24,400), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the "Paso San Francisco" public work, in accordance with the note sent by the Bank on November 5, 2002, BICE's reply dated November 18, 2002, and the security agreement covering the abovementioned securities dated January 29, 2004.

b)	Central Bank bills (LEBACs) for 66,767 and notes (NOBACs) for 43,770 (for a face value of 68,524 and 43,074), respectively, used to perform forward foreign currency trading transactions through Rosario Futures Exchange (ROFEX) and Mercado Abierto Electrónico S.A. (MAE).

c)	Secured Bonds under Presidential Decree No. 1,579/02 for 5,585 and 5,453 (for a face value of 3,900), respectively, used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Micro, Small- and Medium-sized Enterprises (Mipymes) received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

d)	Central Bank bills (LEBACs) for 2,631 and notes (NOBACs) for 2,385 (for a face value of 2,700 and 2,347), respectively, used to perform interest rate swap transactions, through Mercado Abierto Electrónico S.A. (MAE.).

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

e)	As of March 31, 2012, Central Bank bills (LEBACs) for 2,728 and secured bonds under Presidential Decree No. 1,579/02 for 2,434 (face value of 2,800 and 1,700) respectively, and as of December 31, 2011, secured bonds under Presidential Decree No. 1,579/02 for 2,377 (face value of 1,700), used as security for the Credit Program for Production and Employment Development in the Province of San Juan (Communiqué “A” 769, as supplemented).

f)	Argentine Government Bonds in Argentine pesos at private Badlar + 275 basis points, maturing in 2014, for an amount of 86,039 and 86,205 (for a face value of 82,137 and 81,325), respectively, used as security in favor of SEDESA, in replacement of former Nuevo Banco Bisel S.A.’s preferred shares to secure payment of the price to that company and fulfillment of all obligations undertaken in the sales agreement executed on May 28, 2007. The price payable was set at 66,240, plus 4% nominal interest rate p.a., to be compounded through its settlement, which will be made before the expiration of the 15-year term since the takeover date of former Nuevo Banco Bisel S.A. (August 11, 2021).

g)	Other government and private securities for 351 and 337, respectively.

7.2.	Loans:

a)	Agreements for loans backed by pledges and unsecured loans for 96 and 163, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises.

b)	As of March 31, 2012 and December 31, 2011, includes Guaranteed Loans under Presidential Decree No. 1,387/01 – Global 17 at a variable rate for 33,765 and 34,306 (for a face value of 10,400), respectively, provided as guarantee in favor of the Central Bank, in accordance with the standards issued by the Central Bank so that financial institutions may participate in the auctions of advances intended for the production sector under the Bicentennial Production Financing Program.

7.3.	Other receivables from financial intermediation:

a)	Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities, for an amount of 356,198 and 325,633, respectively.

b)	Contributions to the Risk Fund of Progresar S.G.R. (mutual guarantee association) for 5,000, resulting from a contribution made by the Bank on December 29, 2011, in its capacity as contributory partner of that company. Such contribution may be fully or partially reimbursed once two and three years have elapsed from the date of contribution.

7.4.	Other receivables:

a)	Security deposits related to credit card transactions of 64,538 and 57,053, respectively.

b)	Other security deposits for 7,668 and 7,585, respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

8.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows:

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	03/31/2012	12/31/2011

ASSETS

Cash			3,345			3,345	3,289

Loans				360	107,407	107,767	286,908

Other receivables from financial intermediation				10,652	104,006	114,658	114,599

Receivables from financial leases				6,142	1,975	8,117	8,589

Other receivables							13

Items pending allocation	9					9	11

Total assets	9		3,345	17,154	213,388	233,896	413,409

LIABILITIES

Deposits		28	1,168	4,079	549,406	554,681	250,471

Other liabilities from financial intermediation		71		26,389		26,460	12,564

Miscellaneous liabilities				71		71

Total liabilities		99	1,168	30,539	549,406	581,212	263,035

MEMORANDUM ACCOUNTS

Debit-balance accounts –Contingent					4,971	4,971	5,875

Debit-balance accounts –Control			12,718		183,666	196,384	163,021

Credit-balance accounts – Contingent	923			2,213		3,136	3,136

Credit-balance accounts – Derivates							1,744

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24)

(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	03/31/2012	03/31/2011

INCOME (EXPENSE)

Financial income	964			261	4,593	5,818	99 (2)

Financial expense	(83)				(4,028)	(4,111)	(3,003)

Service-charge income	6			5	1,338	1,349	236

Service-charge expense				(25)		(25)

Administrative expenses	(3)	(261)				(264)	(81)

Other income	2,262					2,262	1,801

Total income / (loss)	3,146	(261)		241	1,903	5,029	(948)

(1)	Related to receivables from and payables to other related parties to the Bank for transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

(2)	The Bank has recorded foreign currency trading transactions without delivery of the underlying asset and involving related parties, in its memorandum accounts. According to the Bank’s policy, they are matched in terms of amounts and maturity with transactions carried out with third parties who are not related parties. As of March 31, 2011, the net intermediation income from such transaction generated earnings for the Bank of around 7.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of March 31, 2012, amounts to 594,485. Since December 31, 2008, the Bank’s capital stock has changed as follows:

As of December 31, 2008	683,979

- Capital stock decrease approved by the Shareholders’ Meeting of April 21, 2009 (a)	(60,000)

- Capital stock increase approved by the Shareholders’ Meeting of May 27, 2009 (b)	1,148

- Capital stock decrease approved by the Shareholders’ Meeting of September 10, 2009 (a)	(30,642)

As of March 31, 2012	594,485

(a)	Related to 60,000,000 and 30,641,692, registered Class B shares, entitled to 1 vote each, with a face value of Ps 1 per share. These shares were acquired under, Law No. 17,811, section 68 as a result of the international macroeconomic context and fluctuations that the capital market went through in general.

(b)	Related to 1,147,887 of common, registered Class B shares, each one entitled to one vote, with a face value of Ps 1 per share, delivered to the minority shareholders of former Nuevo Banco Bisel S.A., in the merger process with such bank.

On the other hand, as mentioned in note 21, as a result of the international macroeconomic context and of the fluctuation of the capital markets, the prices of local shares, including the Bank’s, were affected. Therefore, on September 15, 2011, the Board of Directors decided to repurchase its own common registered Class B shares. In consequence, during fiscal year 2011, the Bank acquired a total of 10,000,000 shares, for a total amount of 92,919.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value		Residual value as of 03/31/2012	03/31/2012	12/31/2011

Subordinated – Class 1	USD 150,000,000	(a.1)	USD 150,000,000	675,096	647,753

Non Subordinated – Class 2	USD 150,000,000	(a.2)	USD 106,395,000	472,451	474,054

Non Subordinated – Class 3	USD 100,000,000	(a.3)	USD 63,995,000	203,774	198,478

Total				1,351,321	1,320,285

On September 1, 2006, June 4, 2007 and April 26, 2011, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

a.1)	On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

-	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-	During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As establish by Communiqué “A” 4576, the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term since their issuance.

-	They do not include covenants that change the subordination order.

-	No interest on the Notes will neither fall due and payable if: (i) payments of such interest is the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

-	Unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-	In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4576.

The Bank used the funds derived from such issuance to grant loans.

a.2)	On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a. simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest will be paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically. The Bank used the funds derived from such issuance to grant loans.

a.3)	On June 7, 2007, the Bank issued the 1st series of Class 3 nonsubordinated corporate bonds (peso-linked Notes) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity (June 7, 2012) for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. Interest will be paid semiannually on June 7 and December 7 of every year.

Additionally, the Bank may fully redeem the issuance for tax purposes. The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers mentioned in a.1) through a.3).

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules and professional accounting standards effective in Argentina. Such instruments mainly relate to:

-	Repurchase agreements of securities and foreign currency.

-	Forward transactions without delivery of the underlying asset.

-	Put options.

-	Interest rate swaps.

Such transactions were valued as explained in Notes 3.4.h.1), 3.4.h.2) and 3.4.m).

Positions of transactions effective as of March 31, 2012, and December 31, 2011, are as follows:

Transaction	03/31/2012	12/31/2011

Net liability of repurchase agreements	(1,927,200)	(3,100,775)

Net asset position of forward transactions without delivery of the underlying asset (a)	126,153	96,191

Interest rate swaps (b)	158,809	158,550

Position of put options sold on BODEN 2012 and 2013 coupons (c)	37,450	36,490

Position of put options taken (d)	60,058	40,091

Net income (loss) resulting from these transactions for the periods ended March 31, 2012, and 2011, amount to (loss) income:

Transaction	03/31/2012	03/31/2011

Premiums on reverse repurchase agreements	34.734	2.913

Premiums on repurchase agreements	(677)	(2.863)

Interest rate swap	403	(575)

Forward foreign-currency transactions offset	4.140	352

Total	38.600	(173)

(a)	It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)	Related to the following interest rate swap transactions:

b.1)	The Bank and the Central Bank entered into swap agreements entitling the Bank to collect on a monthly basis the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15%, to 16.50% nominal interest rate p.a., applied on a total of notional values of thousands of 115,000. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreement will expire between April 30, 2012 and October 31, 2014. The objective of the transactions is placement on medium- and long-term loans set forth in Central Bank Communiqué “A” 4776, as supplemented.

b.2)	Relates to interest rate swap agreements whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest rate p.a. and the variable rate agreed-upon in relation to a loan granted by the Bank (Libor at 90 days plus 2.9%), applied to the residual principal of such loan. In the event that the differences between both rates were negative, the Bank shall be required to pay the difference. This agreement expires on September 27, 2018. The amount booked by the Bank is related to the residual principal amount of the loan of notional values of thousands of 43,809 and 43,550, respectively.

These amounts were booked in memorandum accounts.

(c)	Relates to put options on coupons of the Argentine Government bonds provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

(d)	Related to the following options:

d.1) As of March 31, 2012, this is related to a put option taken of trust securities to be issued by the financial trust Best Consumer Finance Series XXIII and which may be received by the Bank as payment of the assignment value established in the agreement executed on March 29, 2012, with Banco de Servicios y Transacciones S.A. The initial price was set at 60,000, which will accrue a minimum applicable rate of 17.75%, compounded on a monthly basis. The option may be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name. The Bank has not exercised the option as of the date of these financial statements.

d.2) As of December 31, 2011, this is related to put option taken of trust securities to be issued by financial trust Fideicomiso Financiero Best Consumer Finance Series XXI and which may be received by the Bank as payment of the assignment value established in the assignment of rights agreement executed on December 28, 2011, with Banco de Servicios y Transacciones S.A. The initial price was set at 40,000, which will accrue a minimum applicable rate of 28%, compounded on a monthly basis. The option may be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name. As of the date of these financial statements, the conditions under which the option could have been exercised have expired.

12.	PORTFOLIO MANAGEMENT

a)	On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Salta provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of March 31, 2012, and December 31, 2011, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,195 and 14,196, respectively.

b)	By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Jujuy Provincial Government, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

As of March 31, 2012, and December 31, 2011, the loans portfolio managed accounts amounted to 42,514 and 42,520, respectively.

c)	On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such Agency and the former Banco Macro S.A.. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

As of March 31, 2012, and December 31, 2011, the loans portfolio under management amounted to 67,988 and 67,688, respectively.

d)	On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an agreement for the LAVERC financial trust’s collection administration and management”, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets recorded in the branches of former Scotiabank Quilmes S.A. received.

Through Resolution No. 523 of August 20, 2002, Central Bank Board of Directors –under Section No. 35 bis II b), Financial Institutions Law– provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A. In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

As of March 31, 2012, and December 31, 2011, the portfolio managed by the Bank amounted to 79,150 and 79,480, respectively.

e)	On June 30, 2006, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of March 31, 2012, and December 31, 2011, the portfolio managed by the Bank for principal and accrued interest amounted to 58,132 and 58,166, respectively.

f)	As of March 31, 2012, and December 31, 2011, the Bank had under its management other portfolios for total amounts of 61,603 and 60,892, respectively.

13.	MUTUAL FUNDS

As of March 31, 2012, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and securities from the following mutual funds:

Fund	Shares of interest	Equity	Assets (1)

Pionero Pesos	352,461,912	547,629	390,329

Pionero Renta Ahorro	143,720,683	276,247	272,764

Pionero Latam	1,792,466	10,724	8,317

Pionero F F	153,207,800	257,659	244,464

Pionero Renta	42,585,336	170,006	163,601

Pionero Acciones	1,292,295	3,207	3,160

Pionero Renta Dólares	5,870,446	15,908	12,190

Pionero América	322,232	2,095	1,725

Argenfunds Ahorro Pesos	114,808,573	115,217	115,139

(1)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account.

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 9.4450% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 10302 of March 01, 2012.

This system shall cover the deposits (up to the amount of 120) in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, must be excluded from the deposit guarantee system.

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes

As of March 31, 2012, and December 31, 2011, the amounts recorded in the Bank’s financial statements for holdings of certificates of certification (net of allowances for 223,832 and 227,127, respectively) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

Financial trust	03/31/2012	12/31/2011

Certificates of participation:

TST & AF (a)	53,751	55,993

Other	3,395	3,764

Subtotal certificates of participation	57,146	59, 757

Debt securities:

Underwriting agreements (b)	157,611	86,396

Loma Blanca (c)	63,882	60,637

Other (d)	111,019	130,984

Subtotal debt securities	332,512	278,017

Total	389,658	337,774

(a)	TST & AF Trust

On July 14, 1999, Austral Financial LLC, in its capacity as trustor, and First Trust of New York National Association, in its capacity as trustee, entered into a trust agreement known as TST & AF Financial Trust. On November 29, 2005, the trustor, the trustee and the beneficiaries (Austral Financial LLC, Proa del Puerto S.A. and Macro Bank Limited) agreed to replace the trustee by Macro Fiducia S.A.

The purpose of the trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to settle the certificates of participation. Therefore, it will terminate 30 years after its execution date and/or the date in which the project is paid in full, sold or otherwise fully dispose of.

As of March 31, 2012, and December 31, 2011, the Bank is a direct beneficiary of 53.34% of the certificates of participation issued by the TST & AF Trust (see also Note 7.1.a) to the consolidated financial statements).

On January 20, 2011, TST & AF Trust acquired 100% of certificates of participation of San Isidro Trust.

As per the latest accounting information available to date of the issuance of these financial Statements, corpus assets amounted to about 122,602.

(b)	It relates to prepayments towards the placement price of trust securities, made by the Bank through underwriting agreements (Consubond, Tarjeta Shopping and Tarjeta automática). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made plus an agreed-upon contribution (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

(c)	Fideicomiso Loma Blanca

On December 6, 2011, Isolux Ingeniería S.A. and Isolux Corsán Argentina S.A. (trustors) and Nación Fideicomisos S.A. (trustee), set up the trust called “Fideicomiso Financiero Loma Blanca Serie I”.

The purpose of the trust is to set-up, start-up, operation and maintenance of all four awarded wind farms, located in the Municipality of Trelew, province of Chubut.

As of the date of issuance of these financial statements, the Class A debt securities acquired by the Bank account for 14% of the total trust issues. The final amortization of such debt securities will operate on March 16, 2016.

(d)	Other

It includes, among others, the following trusts:

i)	Trust created by Presidential Decree 976-01

The trust manages the collection of certain taxes for the purpose of developing infrastructure projects.

ii)	Chubut oil & gas royalties Trust

The trust manages assigned receivables and rights on oil & gas royalties for the purpose of financing production projects, infrastructure works in the province of Chubut and financial investments aimed at increasing the state’s interest in the energy sector.

iii)	Gultrust I financial Trust

It manages investments in federal government securities for the purpose of settling the securities issued by the trust.

iv)	San Isidro Trust

The trust manages investments in real property for the purpose of developing a project.

Additionally, note 7.1 to the consolidated financial statements includes a list of the holdings for investment held by the Bank´s subsidiaries.

15.2.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of March 31, 2012, and December 31, 2011, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank, Macro Fiducia S.A. and Banco del Tucumán S.A. (subsidiaries) amount to 289,561 and 301,857, respectively.

15.3.	Trusts in which the Bank acts as trustee (administration).

The Bank performs management duties in relation to the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes

(a)	Guaranteeing in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of March 31, 2012, and December 31, 2011, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank amount to 363,841 and 380,866, respectively.

Additionally, note 7.2 to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but managed by the Bank’s subsidiaries.

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	ACCOUNTS IDENTIFYING COMPLIANCE OF THE MINIMUM CASH REQUIREMENT

The items computed by the Bank to constitute the minimum cash requirement for March 2012 are listed below, indicating the balances as of month-end of the related accounts:

Item	03/31/2012

Cash

Cash on hand	1,676,040

Amounts in Central Bank accounts	6,117,196

Other receivables from financial intermediation

Special guarantee accounts with the Central Bank	356,198

Total	8,149,434

18.	RISK MANAGEMENT POLICIES

Within the framework of the Corporate Governance policy, the Board of Directors of Macro S.A. approved the creation of a Risk Management Committee, the duties of which include ensuring that an independent risk management be established, coordinating the management of the various types of risks and the respective persons in charge.

In this regard, the coordination of the Committee includes the heads of credit risk, financial risk and compliance and operational risk, who are in charge of implementing the guidelines contained in the Risk Management framework policy.

The Risk Management framework policy establishes the environment for the risk management process under the notions of risk identification, measurement, monitoring and mitigation. In addition, it lays out the duties of each organizational level in the process.

The risk management process includes the establishment of the exposure limits for each risk by the Board of Directors, a follow-up on the exposure to each limit by the persons in charge, the preparation of regular reports for the Risk Management Committee, a follow-up on the alerts and the implementation of action plans regarding the alerts. The process also includes the guidelines for developing stress tests, which will begin to be performed in current fiscal year based on an Action Plan approved by the Risk Management Committee.

Additionally, the system is supplemented with policies and procedures specific to each risk (financial, credit, operational and compliance risks).

Financial Risk

Financial risk is understood to be the group comprising Liquidity, Market and Interest Rate risks, which, independently or in an interrelated manner, can affect the Bank’s liquidity and solvency.

Definitions

Market risk is defined as the possibility of suffering losses in on- and off-balance sheet positions as a result of adverse fluctuations in the market price for various assets.

Liquidity Risk is mainly understood to be the funding liquidity risk, defined as that in which Grupo Macro is unable to efficiently meet cash flows that are both expected and unexpected, current and noncurrent and with guarantees, without hindering daily operations or the financial situation.

Market Liquidity risk is understood to be the risk that the Bank may not be able to offset or unwind a position at market price.

Interest Rate risk is defined as the possibility that there may be changes in the Bank’s financial situation as a result of fluctuations in the interest rates, which may have adverse effects on the Bank’s net financial income and financial value.

Process

The Bank has strategies, policies and limits defined for each exposure which have been approved by the Board of Directors within the framework of Market, Liquidity and Interest Rate Risk management. These are also applicable to the subsidiaries in a consolidated framework. This process is reviewed periodically by the Risk Management Committee in accordance with the guidelines set forth by Central Bank Communiqué “A” 5203 and the adjustments or amendments approved by the Board of Directors.

The purpose of the Financial Risk Policy is to ensure that the Risk Management Committee and Senior Management have the proper procedures, tools and information enabling them to measure, administer and control the risks it comprises.

The Risk heads will report to the Assets and Liabilities (CAP) and the Risk Management Committees on a monthly basis on the financial risk exposure and the effects that may be caused in the Bank’s financial margin. A set of predetermined reports is prepared enabling a clear comparison between the existing exposure and the policy on limits.

The CAP is in charge of setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.

The Financial Risk area uses the following instruments in preparing its reports: sensitivity analysis, stress tests, index curves and other simulations. The adoption of measures regarding the detected departures based on the information provided is left to Senior Management’s discretion, for which it must take into consideration several factors such as the market conditions or the complexity and variety of transactions, considering the defined action plans. The Risk Management Committee learns about these situations and the plans implemented, analyzing the impact on risk exposure. As a result, it may require an explanation about the case from Senior Management or, based on its survey, recommend adjustments to the policies, procedures and limits to the Board of Directors.

The goal set by the Board of Directors is to maintain an adequate degree of liquidity through the prudent management of assets and liabilities, in regard to both the cash flow as well as the concentration thereof.

The administration of liquidity is supported by an adequate planning process that considers the current and future cash needs, as well as possible changes in economic, political, regulatory conditions, among others.

This makes it necessary to identify forecast and possible cash outflows, as well as alternative strategies to handle assets and liabilities in critical situations.

The reports prepared contemplate the following aspects: changes in yield curves; a mismatch of assets and liabilities in relation to currency, rates, terms and based on their volatility and speed of realization; changes, rates and volatility of term deposits, and the participation of institutional investors; liquidity and interest rate risk; established limits and issuance of warnings.

The Bank evaluates the liquidity risk situation through different tools, some of which include:

•	Liquidity Test: this is used to define the amount of funding required in a predetermined series of future dates assuming normal market circumstances and without there being any significant changes in the business.

•	Stress Tests: used to quantify the impact of individual or systemic illiquidity scenarios.

•	Mismatch control: The Risk Management Committee defines the amount of the accumulated mismatch that is acceptable for each one of the tranches or gaps in the liquidity test, both in the normal and stress scenarios.

•	Assets and Liabilities Assumptions: in the process of constructing the liquidity mismatches, whether in normal market or stress situations, assumptions are to be included for the assets and liabilities of the balance sheet, taking into account the stability, diversification, and historical renovation percentages.

Market risk is evaluated by computing the value at risk (VAR), which consists in the maximum expected loss for a trading portfolio over a certain period and with a 99% confidence level.

The tool used for the interest rate risk is the computation of income at risk, which is used for measuring the risk of portfolios that accrue interest, measuring the impact of an adverse change in interest rates on income.

The Contingency Plans will be adjusted during current fiscal year based on the Action Plan approved by the Risk Management Committee.

Credit risk

Credit risk results from the possibility of loss derived from our customers or counter-parties from fully or partially breaching financial obligations they have undertaken with the Bank.

The Bank has counter-party and credit risk policies the purpose of which is to ensure risks fall within a risk tolerance level decided by the Board of Directors and the tolerance level established the Central Bank regulations effective to this end.

The Credit Risk Department is in charge of applying the policies, administrating and monitoring the exposure to risk. Regulations, procedures and tools (information systems, rating and monitoring systems, measuring models, recovery policies) have been developed, which, as a whole, allow for a risk treatment that is more efficient based on the type of customers in question.

The Management of Corporate and Individual Risks and Micro-projects analyze the credit risks of the different segments and provide technical support for credit decisions. The different Credit Committees and senior-level officers with customer-rating powers all participate in the credit approval process, within the framework of a progressive scale of credit capacity levels in relation to the amount of principal being requested and the transaction’s terms and conditions.

The Credit Administration and Transactions Department is also required to mitigate credit risks through its Credit Review, Lending Transactions and Credit Administration sectors. To do so, it controls the implementation and settlement of transactions and periodically reviews the classification of debtors and the debtors’ guarantees so as to determine the sufficiency of the provisions in conformity with the standards established by the Central Bank in this regard.

Within the Credit Risk Department, the Analysis and Planning area’s duties involve monitoring risk exposure using tools such as alerts and indicators, which are used in preparing periodic reports that serve as a source of information for managing the portfolio by the Bank's Management, the Credit Risk Department and the commercial areas.

The Prelegal Recovery Department defines and carries out the recovery tasks involving the arrears portfolio.

During 2011, by including the Legal Recovery Department in the Credit Risk structure, the Bank managed to integrate the legal recovery proceedings with the rest of the risk stages, increasing the efficiency of the processes completing the credit cycle.

Finally, the Department has a specific area focused on creating, amending and formalizing the standards and procedures that regulate the credit cycle and the purpose of which is to curb the credit risks.

Throughout 2011, as established in Central Bank Communiqué “A” 5203, the following projects were undertaken to administrate credit risk and are planned to be implemented during this fiscal year:

•	Depository of financial statements and quantitative and qualitative information on corporate customers for the purpose of unifying and homogenizing the historical data of qualified customers, while creating a data reservoir that will enable the improvement of the control processes and grant access to the necessary information for implementing expected loss and rating models.

•	Rating and scoring models that will allow assigning a credit rating to each client, assessing the risk/profit relationship for each transaction and customer, and preparing follow-up guidelines, estimating probabilities of default.

•	Implementation of specific software for modeling information and decision engines to process scoring and rating models at the stipulated frequency.

•	Definition of policies, Credit Risk Tolerance Limits and action plans in case of excess or contingency situations.

These projects will be accompanied by changes in the Risk Department and the strengthening thereof through the addition of human resources and specific training.

Stress Tests

The development of the Stress Test Program was established and planned. The process includes documenting and formalizing the program, including the persons in charge of carrying it out, the frequency of testing and the validation of the system. It also provides for the development of a Contingency Plan based on the test results. It has been planned that the development will conclude in July 2012. The Risk Management Committee leads and coordinates this application.

Operational risk and compliance

The Bank adopted the definition of Operational risk under the Basel 2 Accord and the definition established by the Central Bank through its Communiqué “A” 4793, which consists in the risk of suffering losses due to the lack of adjustment or defects in the internal processes, systems or persons, or due to external events. This definition includes legal risk but excludes strategic and reputation risk.

The Bank has policies, procedures and structures, appointing a Head of Operational Risk and an Operational Risk Committee, the main mission of which is to ensure an Operational Risk Management plan which includes policies, programs, measurements and competences for identifying, assessing and managing risks, with the purpose of assisting Area Managers and the Bank’s Board of Directors, in an environment of rapidly changing and significant risks.

In this context, the Evolutionary Comprehensive Operational Risk Management Model was developed, which involves the identification, measurement, management and monitoring of operational risks. A training plan was designed to begin conveying the concepts inherent to Operational Risk and the cultural change that this generates, and an implementation plan of the model was put into practice to achieve full implementation of all of its stages.

The defined model continued to be applied. It includes the following:

•	assessing all relevant processes;

•	integrating the operational and technological risk assessment models;

•	applying risk impact and frequency evaluation matrices for the assessment of processes and subprocesses;

•	the qualitative assessment of the risks, identifying action plans and proposals for improving the critical processes, all in full compliance with the objectives set forth;

•	the procedure to gather information on events and losses, the purpose of which is to reduce incidents and loss amounts, thus incorporating a quantitative assessment into the risk management model, by registering risk events and losses in a centralized database;

•	the IT tool put into practice to manage operational risk, used to manage identified risks and calculate the different indicators so as to have an information system providing an overall view of the results of the different practices and tools involved in operational risk management;

•	the methodology through which the IT areas identify, assess and control the risks related to the Bank’s information assets and to specific events, creating information that is later taken into account in decision-making processes.

As regards Risk Management related to the IT and information systems, the Bank has contingency and business continuity plans in place to minimize the risks that could affect the Bank’s continuity of operations.

The Bank has an incentives system was put into practice to manage operational risk in such a way that it would encourage involvement and risk assessment. The risk assessment policy has also been reinforced for new products and in modifications to existing products.

In addition, the implementation of improvements on the different functions of the risk management system also continued.

19.	CORPORATE GOVERNANCE TRANSPARENCY POLICY

The activity of Banco Macro S.A. as a financial institution is governed by Financial Institutions Law No. 21,526, as supplemented, and the regulations issued by the Central Bank. Moreover, the Bank adheres to the good banking practices laid out in Central Bank Communiqué “A” 5201 – Guidelines for Corporate Governance in Financial Institutions.

The Bank publicly trades its shares on the BCBA and, thus, it is subject to the regulations issued by the CNV.

Through Resolution No. 516/07, the CNV approved the minimum contents of the Corporate Governance Code, adding notions of a good corporate governance to corporate management as guidelines or recommendations that seek to provide transparency thereto. The CNV does not require that the recommendations be implemented, although it does require that the Bank explain the reasons why it decided not to adopt the good practices described in such resolution by publishing a document called Information Report on Corporate Governance together with the letter to the shareholders for the fiscal year; the report is available on our website and that of such enforcement agency.

This regulation reinforces the notions contained in Presidential Decree No. 677/01 on the public offering transparency system (published in the Official Bulleting on May 28, 2001), establishing principles such as “full disclosure”, “transparency”, “efficiency”, “public investor protection”, “equal footing between investors” and “protection of the stability of financial institutions and financial intermediaries”.

Moreover, as the Bank lists its shares on the NYSE (New York Stock Exchange), qualifying as a foreign private issuer, it is required to comply with certain corporate governance standards as established in section 303A of the NYSE’s Listed Company Manual, as amended.

The main guidelines under Communiqué ”A” 5293 are as follows:

•	Board of Directors, Senior Management and Committees

The Bank’s Board of Directors is made up of 13 members. Members are renewed by thirds and the appointed Directors remain in office for 3 fiscal years. Directors are appointed by the Shareholders’ Meeting.

Five directors are independent, according to the guidelines set by CNV regulations, section 4, chapter XXI, and the provisions of Central Bank Communiqué “A” 5201.

Directors should be morally suitable, experienced, knowledgeable in the banking business and meet the requirements established in the effective regulations.

Compliance with these requirements is assessed when the Shareholders’ Meeting present the proposal for appointing the directors and on a regular basis during their term of office.

In this regard, through its CREFI (Creation, Operation and Expansion of Financial Institutions) circulars, the Central Bank establishes the assessment criteria used for granting the authorization to the directors appointed by the Shareholders’ Meeting.

The Board of Directors delegates the usual affairs related to management and corporate activities to an Executive Committee with the assignment of specific duties as defined in the Bank’s bylaws.

•	Ownership structure

As of March 31, 2012, the main shareholders in Banco Macro S.A. are:

Full name / Corporate name	Percentage of capital stock	Percentage of votes

Brito Jorge Horacio	19.63	21.61

Carballo Delfín Jorge Ezequiel	18.79	20.53

ANSES FGS (Sustainability Guarantee Fund) under Law No. 26,425	30.72	28.57

Grouped shareholders (Argentine stock exchanges)	10.84	10.68

Grouped shareholders (foreign stock exchanges)	20.02	18.61

•	Organizational structure

Senior Management

Two deputy general managers report to the Executive Committee; one is in charge of the commercial areas and the other is in charge of the operating areas. Six first-line managers report to each deputy general manager. Additionally, the Bank has 10 staff areas reporting directly to the Executive Committee.

Committees

The bylaws establish that the Board of Directors may create the committees it may deem convenient for the Bank’s activities and appoint its members. The following committees currently operate in the Bank:

Committee	Roles

Audit Committee	They are established in section 15 of Presidential Decree No. 677/2001 – Public Offering Transparency System.
Internal Audit Committee	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.
Risk Management Committee	Monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others.
Assets and Liabilities Committee	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.
IT Committee	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.
Receivables Committee	Approving credit transactions based on credit capacity.
Recovery Committee	Incumbent in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting retirements.
Personnel Incentives Committee	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.
Ethics and Compliance Committee	Ensuring the Bank has the proper means with which to promote correct decision-making and compliance with internal and external regulations.
Corporate Governance and Appointments Committee	This Committee is in charge of assessing the renewal and replacement of Senior Management members.
Anti-money Laundering Committee	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.

Branches

We have a broad network of branches (388) throughout Argentina.

Subsidiaries

We carry out certain transactions through its subsidiaries, which are identified in note 1.2 to the Bank’s consolidated financial statements.

Business lines

Related to the Bank’s business lines and transactions with trusts, mentioned in notes 1 and 15, respectively.

•	Incentive practices

We have a personnel incentives system based on the identification of officers’ “outstanding performance”, which is understood to be their contribution in connection with the obtained results and their manner of conducting management.

The incentives system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank and the prudent assumption of risks.

•	Codes of ethics and conduct

The Bank adheres to the best practices and requires that all its employees act according to the highest standards of personal and professional integrity in all aspects of their activities.

In addition, compliance with its Code of Conduct and other policies and procedures governing employee conduct is considered to be essential. Moreover, the Code of Ethics for directors and officers is supplemental to the Bank’s Code of Conduct.

•	Role of financial agent

The Bank is the financial agent for the Provinces of Misiones, Salta and Jujuy. In addition, our subsidiary Banco del Tucumán S.A. is a financial agent for the Province of Tucumán and the Municipality of San Miguel de Tucumán. See also note 2.4.

•	Transactions with related parties – Policy on conflict of interest

As an authorized financial institution, the Bank complies with the provisions and reporting requirements established in Financial and Foreign Exchange Institutions Law No. 21,526 and the regulations issued by the regulatory agency (BCRA).

As established by the legislation (Argentine Business Associations Law No. 19,550), specific applicable regulations (Decree No. 677/01), professional accounting standards (Technical Resolution No. 21) and best practice recommendations, the Bank reports on related parties transactions, in notes to the financial statements. Such transactions are carried out under usual market conditions. See also note 8.

Under Argentine legislation, directors are required to perform their duties with the loyalty and diligence of a prudent business man. Directors are jointly and severally liable before the Bank, the shareholders and third parties for a poor performance of duties and infringements to the law, bylaws and regulations, as the case may be, and are responsible for repairing the damages caused by fraud, abuse of authority or negligence.

The loyal duties of a director are considered to include: (i) the ban from using corporate assets and the confidential information to which he/she may have access for personal purposes; (ii) the ban from taking advantage or, due to errors or omissions, allowing a third party to take advantage of the Bank’s business opportunities, (iii) the obligation of acting as director only for the purposes established in the law, the Bank’s bylaws or the intention of the shareholders or the Board of Directors; and (iv) the obligation of taking extreme care so that the acts conducted by the Board of Directors have no direct or indirect effects against the Bank’s interest.

A director should notify the Board of Directors and the Audit Committee about any conflict of interest there may be in a transaction proposal and should refrain from voting on the matter.

•	Public information

The information related to corporate governance at Banco Macro S.A. is included within the transparency policy contained in such precepts and, hence, is available to interested members of the public on our website www.macro.com.ar (Información institucional and Inversores, “Institutional information” and “Investors”) and, additionally, some guidelines are disclosed in other notes and exhibits to these financial statements. Moreover, the Bank’s public information is disclosed on the websites of the Central Bank (www.bcra.gob.ar) and the CNV (www.cnv.gob.ar).

20.	TAX CLAIMS

The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax) for the fiscal years prior to 2005.

The most significant claims arising from the previous paragraphs are detailed below:

a)	AFIP challenged the income tax returns filed by the former Banco Bansud S.A. (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro S.A. (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The issues under discussion and on which the regulatory agency bases its position are the impossibility to deduct the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court and the Argentine Supreme Court in similar cases, which issued a resolution in favor of the position assumed by the Bank.

On June 29, 2009, and August 26, 2009, the Bank partly joined the system under Law No. 26,476 Title I regularizing the credits in question that lack collateral security.

b)	The Buenos Aires City Tax Authorities attributed a turnover tax difference to Banco Macro S.A. for tax period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank.

Additionally, there are other appeals which are not relevant with Tax Court.

The Bank’s Management and its legal and tax advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

21.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The financial and capital markets

The international macroeconomic context generates a certain degree of uncertainty with regard to how it will evolve in the future, due to the shrinking growth levels, the volatility of financial assets and of the exchange market, and the higher unemployment rates, among other matters. Locally, over the past few years the economy has reflected, on average, sustained growth and the main economic and financial indicators point to a situation that differs from the one mentioned above. However, over the past few months, the prices of financial assets have behaved in a volatile manner, and there has been an increase in the price of money and in the complexity of foreign exchange regulations.

Given all of the above, the Bank’s Management permanently monitors the changes in the abovementioned situations in the international and local markets, to determine the possible actions to be taken and to identify the potential effects over its assets and financial situation that may need to be reflected in the financial statements for future periods.

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Federal Executive Government with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and decided that depositors are entitled to reimbursement of their deposits switched to pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled that principal should be reimbursed with no deterioration in value whatsoever, and that the sums should be kept in their original currency.

As mentioned in Notes 3.4.l.2), under Central Bank Communiqués “A” 3916 and “A” 4686, as of March 31, 2012, and December 31, 2011, the Bank continued capitalizing in “Intangible assets” the amounts of 48,643 and 49,336 at stand-alone level, respectively, and a total of 50,269 and 51,183 and at consolidated level, respectively, net of related amortizations with respect to the differences resulting from the payments of deposit-related court orders, and the estimates of the additional effects of the abovementioned Supreme Court decision.

Additionally, as of March 31, 2012, and December 31, 2011, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 9,618 and 9,453 at the stand-alone level, respectively, and a total of 15,046 and 14,754 at consolidated level, respectively. Considering what has been mentioned in Note 3.4.l.2), the Bank´s Management believes that there would be no additional significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions.

22.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	Among other issues, the Regular Shareholders’ Meeting held on April 16, 2012, decided as follows:

a.1)	Apply 235,219 out of “Unappropriated retained earnings” to set the legal reserve related to 20% of income for the year ended December 31, 2011, according to Central Bank standards.

a.2)	Apply 62,934 out of “Unappropriated retained earnings” to set a special reserve for interest to be paid upon the maturities taking place in June and December 2012, as established in the issuance conditions for the 1st series of Class 1 Corporate Bonds mentioned in note 10(a)1, and as established by Central Bank Communiqué "A" 4576.

a.3)	Apply 2,443,141 out of “Unappropriated retained earnings” to set an optional reserve for future distributions of earnings, as established in Central Bank Communiqué “A” 5273.

b)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as single and definitive payment. Income to be considered in each year will result from deducting the tax paid for the tax period(s) in which income was distributed or the related proportional amount from taxable income, and adding dividends or income from other corporations not computed upon determining such income in the same tax period(s).

c)	Through Communiqué “A” 5072, the Central Bank established the general procedure to admit the distribution of earnings. According to that procedure, earnings may only be distributed upon express authorization by the Central Bank, provided there are no records of the Bank having received financial aid from the Central Bank due to illiquidity or shortages in payments of minimum capital, among other previous conditions listed in the communiqué.

d)	Therefore, earnings may only be distributed as long as the Bank has income after deducting, on a nonaccounting basis, unappropriated retained earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or instruments issued by the Central Bank not valued at market price, amounts capitalized due to legal proceedings related to deposits, among other items.

Moreover, the maximum amount to be distributed cannot exceed the excess payments of the required capital minimum considering, for this purpose only, an increasing adjustment of 75% the required amount and deducting the abovementioned adjustments, the capitalized amount for minimum presumed income tax and the reserves used to compensate instruments representing long-term debt liable to forming part of the Bank’s computable equity.

23.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these financial statements.

24.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the Central Bank and, except for the effects of the matters mentioned in Note 5, in accordance with professional accounting standards effective in Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

Jorge H. Brito

Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2012 AND DECEMBER, 31 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	03/31/2012		12/31/2011	03/31/2012
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings booked at market value
- Local
Federal government bonds in pesos at Badlar Private + 2.75% - Maturity: 2014		215,148	226,959	215,575		215,575
Federal government bonds in US dollars at 7.00% - Maturity: 2015		101,791	633	8,306		8,306
Federal government bonds in pesos at Badlar Private + 3.50% - Maturity: 2013		47,372	46,062	47,372		47,372
Secured bonds under Presidential Decree No. 1,579/02		44,624	186,378	38,914		38,914
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		16,603	16,275	16,603		16,603
Federal government bonds in pesos at variable rate - Maturity: 2013		5,622	5,121	5,622		5,622
Federal government bonds in US dollars at Libor - Maturity: 2012		4,264	20,075	(5,456)	10,105	4,649
Federal government bonds in pesos - Maturity: 2014		1,739	3,683	4,204		4,204
Federal government bonds in pesos at Badlar Private + 3.00% - Maturity: 2015		1,582	3,333	191		191
Discount bonds denominated in pesos - Maturity: 2033		1,463	163,855	(206)		(206)
Other		2,804	63,994	(2,406)	27,345	24,939

Subtotal holdings booked at market value		443,012	736,368	328,719	37,450	366,169

Government securities under repo transactions with Central Bank of Argentina
- Local
Federal government bonds in US dollars at 7.00% - Maturity: 2013			1,992,625

Subtotal government securities under repo transactiones with Central Bank of Argentina			1,992,625

Holdings booked at amortized cost
- Local
Province of Buenos Aires Treasury Bills in pesos - Maturity: 08-09-2012	51,794	51,550		51,550		51,550
Province of Buenos Aires Treasury Bills in pesos - Maturity: 06-07-2012	51,133	51,012	51,911	51,012		51,012
Province of Buenos Aires Treasury Bills in pesos - Maturity: 02-16-2012			51,705

Subtotal Holdings booked at amortized cost		102,562	103,616	102,562		102,562

Jorge H. Brito

Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2012 AND DECEMBER, 31 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	03/31/2012		12/31/2011	03/31/2012
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-30-2013		1,795,419
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-06-2013		20,945
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-08-2012			753,978
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-13-2012			27,148
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-22-2012			19,577
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-04-2012			12,623
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-20-2012			12,188

Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		1,816,364	825,514

Central Bank of Argentina Internal Bills at market value – Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-09-2012		464,974		464,974		464,974
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-27-2012		292,308		292,308		292,308
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-30-2012		236,966		236,966		236,966
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-13-2012		63,638		63,638		63,638
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-11-2012		50,677		50,677		50,677
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-29-2012		46,298		46,298		46,298
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-04-2012		29,940		29,940		29,940

Subtotal Central Bank of Argentina Internal Bills at market value – Own Portfolio		1,184,801		1,184,801		1,184,801

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-06-2012		209,840		214,720		214,720
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-02-2012		191,881		191,881		191,881
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-01-2012		170,607		170,607		170,607
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-08-2012		106,161		106,161		106,161
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-11-2012		29,895		29,895		29,895
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-20-2012		4,881		4,881		4,881
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-24-2012		281		281		281
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-04-2012			499

Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio		713,546	499	718,426		718,426

Central Bank of Argentina notes at market value - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 08-15-2012		19,631		19,631		19,631
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 04-04-2012		17,115		17,115		17,115
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 03-14-2012			15,898
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 03-28-2012			15,278
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 02-29-2012			5,165
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 02-15-2012			3,114

Subtotal Central Bank of Argentina Notes at market value - Own portfolio		36,746	39,455	36,746		36,746

Subtotal Instruments issued by the Central Bank of Argentina		3,751,457	865,468	1,939,973		1,939,973

Jorge H. Brito

Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2012 AND DECEMBER, 31 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	03/31/2012		12/31/2011	03/31/2012
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		3,751,457	865,468	1,939,973		1,939,973

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-15-2013			52,625
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-22-2013			42,144
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 10-03-2013			36,216
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-23-2012			21,000
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 07-18-2012			19,376

Subtotal Central Bank of Argentina Notes - Under repo Transactions			171,361

Central Bank of Argentina Notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 03-21-2012			212,372
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 04-04-2012			5,826
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 08-22-2012		51,597		51,597		51,597

Subtotal Central Bank of Argentina Notes at amortized cost - Own portfolio		51,597	218,198	51,597		51,597

Total Instruments issued by the Central Bank of Argentina		3,803,054	1,255,027	1,991,570		1,991,570

Total Government securities		4,348,628	4,087,636	2,422,851	37,450	2,460,301

Total government and private Securities		4,348,628	4,087,636	2,422,851	37,450	2,460,301

(1) Position without options as of March 31, 2012, includes “Holdings” plus: “loans” and “spot and forward purchases pending settlement", less “deposits” and "spot and forward sales pending settlement".

Jorge H. Brito

Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	03/31/2012	12/31/2011

COMMERCIAL

In normal situation	11,495,226	11,374,254
With Senior “A” guarantees and counter-guarantees	332,184	477,898
With Senior “B” guarantees and counter-guarantees	1,720,861	1,671,039
Without Senior guarantees or counter-guarantees	9,442,181	9,225,317

Subject to special monitoring	3,042	13,335
In observation
With Senior “B” guarantees and counter-guarantees	891	1,016
Without Senior guarantees or counter-guarantees	2,151	12,319

Troubled	20,396	49,857
With Senior “B” guarantees and counter-guarantees	8,007	9,693
Without Senior guarantees or counter-guarantees	12,389	40,164

With high risk of insolvency	63,093	27,341
With Senior “B” guarantees and counter-guarantees	20,895	17,186
Without Senior guarantees or counter-guarantees	42,198	10,155

Irrecoverable	5,859	14,336
With Senior “B” guarantees and counter-guarantees	1,395	2,207
Without Senior guarantees or counter-guarantees	4,464	12,129

Subtotal Commercial	11,587,616	11,479,123

Jorge H. Brito

Chairperson

EXHIBIT B

(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	03/31/2012	12/31/2011

CONSUMER

Performing	12,591,891	12,195,418
With Senior “A” guarantees and counter-guarantees	28,859	28,979
With Senior “B” guarantees and counter-guarantees	801,345	851,667
Without Senior guarantees or counter-guarantees	11,761,687	11,314,772

Low risk	238,238	156,685
With Senior “A” guarantees and counter-guarantees	71	267
With Senior “B” guarantees and counter-guarantees	8,076	7,547
Without Senior guarantees or counter-guarantees	230,091	148,871

Medium risk	136,035	100,451
With Senior “A” guarantees and counter-guarantees	31	28
With Senior “B” guarantees and counter-guarantees	4,555	2,770
Without Senior guarantees or counter-guarantees	131,449	97,653

High risk	136,120	122,064
With Senior “A” guarantees and counter-guarantees	12
With Senior “B” guarantees and counter-guarantees	4,131	4,084
Without Senior guarantees or counter-guarantees	131,977	117,980

Irrecoverable	37,452	53,878
With Senior “A” guarantees and counter-guarantees		12
With Senior “B” guarantees and counter-guarantees	4,842	8,294
Without Senior guarantees or counter-guarantees	32,610	45,572

Irrecoverable according to Central Bank's rules	285	384
With Senior “B” guarantees and counter-guarantees	38	38
Without Senior guarantees or counter-guarantees	247	346

Subtotal Consumer	13,140,021	12,628,880

Total	24,727,637	24,108,003

Jorge H. Brito

Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	03/31/2012		12/31/2011
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	2,711,925	10.97	2,377,863	9.86
50 next largest customers	3,043,979	12.31	3,010,737	12.49
100 next largest customers	1,735,568	7.02	1,830,873	7.59
Other customers	17,236,165	69.70	16,888,530	70.06

Total	24,727,637	100.00	24,108,003	100.00

Jorge H. Brito

Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	47	19,002	2,009	5,969	13,019	23,899	275,213	339,158
Financial sector		113,834	73,032	84,558	22,448	63,650	5,652	363,174

Non-financial private sector and foreign residents	356,498	7,161,804	3,751,917	2,122,620	2,317,401	3,033,201	5,281,864	24,025,305

Total	356,545	7,294,640	3,826,958	2,213,147	2,352,868	3,120,750	5,562,729	24,727,637

Jorge H. Brito

Chairperson

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

							Information on the issuer
	03/31/2012					12/31/2011	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / year-end date	Capital stock	Shareholders' equity	Income (loss) for the period / year

In financial institutions, supplementary and authorized activities
- Subsidiaries
In Argentina
Banco del Tucumán S.A.	Common	100	1	395,341	355,138	333,985	Financial institution	03-31-12	43,960	394,896	23,521
Banco Privado de Inversiones S.A.	Common	1	1	85,925,820	89,223	86,465	Financial institution	03-31-12	86,659	89,985	2,782
Macro Securities S.A. Sociedad de Bolsa	Common	1	1	12,776,680	35,299	31,444	Brokerage house	03-31-12	12,886	35,405	3,316
Macro Fiducia S.A (former Sud Inversiones & Análisis S.A.)	Common	1	1	6,475,143	12,795	12,194	Services	03-31-12	6,567	12,799	551
Macro Fondos S.G.F.C.I.S.A.	Common	1	1	327,183	3,460	2,817	Mutual funds management	03-31-12	1,713	17,367	3,127
Foreign
Macro Bank Limited	Common	1	1	9,816,899	211,566	192,993	Financial institution	03-31-12	9,817	211,567	18,574
Subtotal subsidiaries					707,481	659,898

- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12-31-10	23,599	66,210	19,034
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	12-31-10	7,200	8,715	500
Visa Argentina S.A.	Common	1	1	904,503	625	625	Business services	05-31-11	15,000	186,220	124,888
C.O.E.L.S.A.	Common	1	1	77,942	119	119	Financial Services	12-31-10	1,000	2,078	45
A.C.H. S.A.	Common	1	1	110,500	196	196	Electronic information services	12-31-10	650	219	(1,939)
Mercado Abierto Electrónico S.A.	Common	1,200	1	7	113	113	Electronic market	12-31-11	242	15,943	1,512
Argentina Clearing S.A.	Common	2,500	1	30	31	31	Services	07-31-11	10,250	25,994	5,896
Garantizar S.G.R.	Common	1	1	10,000	10	10	Mutual guarantee association	12-31-11	10,287	307,288	2,709
Progresar S.G.R. (Former Macroaval S.G.R.)
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	345	339	Financial institution	12-31-11	1,204,810	3,267,342	357,940
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	255	250	Financial institution	12-31-11	1,204,810	3,267,342	357,940
Banco Latinoamericano de Exportaciones S.A.	Preferred	10		259	13	13	Financial institution	12-31-11	1,204,810	3,267,342	357,940
Subtotal non-subsidiaries					4,810	4,799

Total in financial institutions, supplementary and authorized activities					712,291	664,697

In other companies
- Non-subsidiaries
In Argentina
Other					1,568	1,551
Foreign
SWIFT S.A.	Common	1	1	5	22	21	Services	12-31-10	724,852	1,574,289	78,734
Total in other companies					1,590	1,572

Total (1)					713,881	666,269

(1) As of March 31, 2012 and December 31, 2011 the Bank booked allowances for impairment in value amounting for 1,142 (see Exhibit J).

Jorge H. Brito

Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	Net book value at			Depreciation for the year		Net book
Item	beginning of fiscal year	Increases	Decreases	Years of useful life	Amount	value at end of period

Bank premises and equipment
Buildings	309,732	4,244		50	3,209	310,767
Furniture and facilities	61,599	9,427		10	2,346	68,680
Machinery and equipment	111,880	21,195		5	10,498	122,577
Vehicles	36,465	208	85	5	2,454	34,134

Total	519,676	35,074	85		18,507	536,158

Other assets
Works in progress	22,548	19,299				41,847
Works of art	1,221					1,221
Prepayments for the purchase of assets	2,639					2,639
Foreclosed assets	9,111	130	413	50	40	8,788
Leased buildings	2,374			50	18	2,356
Stationery and office supplies	8,862	4,947	7,041			6,768
Other assets	181,498	8,627	140	50	263	189,722

Total	228,253	33,003	7,594		321	253,341

Jorge H. Brito

Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	Net book value at		Amortization for the year		Net book
Item	beginning of fiscal year	Increases	Years of useful life	Amount	value at end of the period

Goodwill (a)	86,893		10	3,513	83,380

Organization and development costs (b)	222,479	30,093	5	20,594	231,978

Total	309,372	30,093		24,107	315,358

(a)	Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucumán S.A., former Nuevo Banco Bisel S.A. and Banco Privado de Inversiones S.A. acquisitions.

(b)	Includes the cost of information technology projects hired from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court orders.

Jorge H. Brito

Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	03/31/2012		12/31/2011
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	6,429,611	21.79	5,226,074	19.77
50 next largest customers	3,464,314	11.74	2,686,237	10.16
100 next largest customers	1,578,441	5.35	1,466,461	5.55
Other customers	18,029,635	61.12	17,054,399	64.52

Total	29,502,001	100.00	26,433,171	100.00

Jorge H. Brito

Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND

SUBORDINATED CORPORATE BONDS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	21,966,064	5,395,751	1,748,159	387,841	4,076	110	29,502,001

Other liabilities from financial intermediation

Central Bank of Argentina	3,049				1,013	7,712	11,774
Banks and International Institutions	21,816	99,371	14,406	7,222			142,815
Non-subordinated corporate bonds		203,775	6,600			465,850	676,225
Financing received from Argentine financial institutions	43,179	874	1,311	2,621	5,519	35,721	89,225
Other	1,879,323	272	854	1,059	1,698	81,767	1,964,973

	1,947,367	304,292	23,171	10,902	8,230	591,050	2,885,012

Subordinated corporate bonds		18,321				656,775	675,096

Total	23,913,431	5,718,364	1,771,330	398,743	12,306	1,247,935	33,062,109

Jorge H. Brito

Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	Balances at beginning of	Increases	Decreases		Balances at end of the
Breakdown	fiscal year	(1)	Charge off	Reversals	period
ALLOWANCES
Loans
For uncollectibility risk and impairment in value	557,586	122,313	56,213	3,979	619,707
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	232,314	397	3,649		229,062
Receivables from financial leases
For uncollectibility risk	5,583	12		97	5,498
Investments in other companies
For impairment in value	1,142				1,142
Other receivables
For uncollectibility risk	12,339	222		462	12,099

Total allowances	808,964	122,944	59,862	4,538	867,508

PROVISIONS
Contingent commitments	24			9	15
For other contingencies	78,687	7,247	1,280		84,654
Difference from court deposits dollarization	9,453	165			9,618

Total Provisions	88,164	7,412	1,280	9	94,287

(1) See notes 3.4.f). and 3.4.o).

Jorge H. Brito

Chairperson

EXHIBIT K

CAPITAL STRUCTURE

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

Shares			Capital stock
		Votes per	Issued
Class	Number	share	Outstanding	Own Portfolio (1)	Paid in

Registered common stock A	11,235,670	5	11,236		11,236

Registered common stock B	583,249,498	1	573,249	10,000	583,249

Total	594,485,168		584,485	10,000	594,485

(1) See Note 9.

Jorge H. Brito
Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

	03/31/2012												12/31/2011
	Total Parent
	company and	Total per currency
	Argentine		Pound	Swiss	Danish	Canadian	Australian	Neozalen		Swedish	Norwegian
Items	branches	US dollar	sterling	franc	krone	dollar	dollar	dollar	Yen	krone	krone	Euro	Total

ASSETS
Cash	3,688,033	3,673,169	604	263	65	1,071	27	71	342	29	168	12,224	1,290,849
Government and private securities	123,572	123,572											2,032,582
Loans	3,160,704	3,158,373										2,331	2,937,363
Other receivables from financial intermediation	419,127	416,792										2,335	2,369,873
Receivables from financial leases	47,159	47,159											51,589
Investments in other companies	212,201	212,201											193,616
Other receivables	90,643	90,643											47,247
Items pending allocation	893	893											581

Total	7,742,332	7,722,802	604	263	65	1,071	27	71	342	29	168	16,890	8,923,700

LIABILITIES
Deposits	3,418,061	3,418,061											3,595,283
Other liabilities from financial intermediation	1,776,604	1,768,516	217	69		838					26	6,938	2,932,203
Other liabilities	2,605	2,605											2,560
Subordinated corporate bonds	675,096	675,096											647,753
Items pending allocation	7	7											7

Total	5,872,373	5,864,285	217	69		838					26	6,938	7,177,806

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	1,304,870	1,285,720										19,150	1,213,262
Control	726,524	716,830										9,694	766,579
Derivatives	43,809	43,809											43,550
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	299,675	209,292										90,383	363,044
Control	69	69											234

Jorge H. Brito
Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

Item	03/31/2012 (1)	12/31/2011 (1)

Loans
Overdrafts	5,886	8,343
With Senior “A” guarantees and counter-guarantees		2
Without Senior guarantees or counter-guarantees	5,886	8,341
Documents	35,170	34,245
Without Senior guarantees or counter-guarantees	35,170	34,245
Mortgage and pledge	4,519	4,322
With Senior “B” guarantees and counter-guarantees	4,110	4,057
Without Senior guarantees or counter-guarantees	409	265
Personal	196	204
Without Senior guarantees or counter-guarantees	196	204
Credit cards	2,294	13,939
Without Senior guarantees or counter-guarantees	2,294	13,939
Other	10,843	183,107
Without Senior guarantees or counter-guarantees	10,843	183,107
Total loans	58,908	244,160

Other receivables from financial intermediation	5,940	5,918

Receivables from financial leases	8,120	8,565

Contingent Commitments	3,136	3,904

Investments in other companies	708,146	660,561
Total	784,250	923,108

Allowances / Provisions	886	557

(1) As of March 31, 2012 and December 31, 2011 all debtors are classified in performing situation.

Jorge H. Brito
Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish - See note 24)

(Figures stated in thousands of pesos)

					Originally
					agreed	Residual	Weighted daily
	Purpose of the				weighted	weighted	Average term of
Type of	transactions	Underlying	Type of	Negotiation environment	monthly	monthly	settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount
	Intermediation	Argentine		Over The Counter - Residents
Options	- own account	government securities Other		in Argentina - Non-financial sector	126	11		37,450

	Intermediation		With delivery of	Over The Counter - Residents
Options	- own account	Other	underlying asset	in Argentina - Non-financial sector	7	7		60,058

	Intermediation	Argentine	With delivery of	MAE (over-the-counter
Repo transactions	- own account	government securities	underlying asset	electronic market)	1	1		1,943,833

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	6	3	1	2,495,552

	Intermediation	Foreign	Daily settlement of	Rosario Futures
Futures	- own account	currency	differences	Exchange (ROFEX)	5	5	1	304,954

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forward	- own account	currency	of differences	in Argentina - Non-financial sector	3	2	30	55,159

	Intermediation		Maturity settlement	Over The Counter - Residents
Swaps	- own account	Other	of differences	in Argentina - Non-financial sector	132	78	90	43,809

	Intermediation			MAE (over-the-counter
Swaps	- own account	Other	Other	electronic market)	50	19	30	115,000

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		03/31/2012	12/31/2011

ASSETS

A.	CASH
	Cash on hand	1,941,599	2,338,283
	Due from banks and correspondents
	Central Bank of Argentina	6,539,182	3,308,007
	Local Other	7,231	15,782
	Foreign	747,087	510,105
	Other	274	269
		9,235,373	6,172,446

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)

	Holdings booked at market value	762,286	963,618
	Government securities under repo transactions with Central Bank of Argentina		1,992,625
	Holdings booked at amortized cost	111,248	112,887
	Instruments issued by the Central Bank of Argentina	3,901,735	1,303,871
	Investments in listed private securities	25,466	23,861
		4,800,735	4,396,862

C.	LOANS
	To the non-financial government sector	322,887	336,189
	To the financial sector
	Interfinancing - (granted call)	173,000	150,000
	Other financing to Argentine financial institutions	208,630	187,909
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	3,567	5,373
	To the non-financial private sector and foreign residents
	Overdrafts	2,855,555	2,712,718
	Documents	2,925,285	3,178,058
	Mortgage loans	1,149,117	1,142,944
	Pledge loans	631,195	667,102
	Personal loans	9,466,580	9,023,260
	Credit cards	3,415,743	3,068,819
	Other	4,469,954	4,158,915
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	421,137	360,245
	less: Unearned discount	(67,793)	(74,050)
	less: Allowances (Note 4.)	(671,053)	(599,224)
		25,303,804	24,318,258

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		03/31/2012	12/31/2011
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	399,104	2,371,466
	Amounts receivable from spot and forward sales pending settlement	2,213,607	1,279,799
	Securities and foreign currency receivable from spot and forward purchases pending settlement	273,320	50,754
	Unlisted corporate bonds	308,147	313,656
	Receivables from forward transactions without delivery of underlying asset	1,702	880
	Other receivables not covered by debtors classification standards	689,707	648,434
	Other receivables covered by debtors classification standards	149,190	68,610
	Accrued interest receivables covered by debtors classification standards	6	1,641
	less: Allowances (Note 4.)	(229,692)	(238,712)
		3,805,091	4,496,528

E.	RECEIVABLES FROM FINANCIAL LEASES
	Receivables from financial leases	322,704	326,783
	Accrued interest and adjustments	5,001	5,644
	less: Allowances (Note 4.)	(5,540)	(5,620)
		322,165	326,807

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	612	602
	Other	10,870	10,853
	less: Allowances (Note 4.)	(2,126)	(2,129)
		9,356	9,326

G.	OTHER RECEIVABLES
	Receivables from sale of assets	5,222	6,240
	Other	681,865	598,182
	Accrued interest and adjustments receivable on from sale of assets	290	231
	Other accrued interest and adjustments receivables	325	447
	less: Allowances (Note 4.)	(12,740)	(12,908)
		674,962	592,192

H.	BANK PREMISES AND EQUIPMENT, NET	592,669	575,410

I.	OTHER ASSETS	255,672	229,699

J.	INTANGIBLE ASSETS
	Goodwill	83,380	86,893
	Organization and development costs	241,943	232,625
		325,323	319,518

K.	ITEMS PENDING ALLOCATION	4,138	5,080

TOTAL ASSETS		45,329,288	41,442,126

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		03/31/2012	12/31/2011

LIABILITIES

L.	DEPOSITS
	From the non-financial government sector	7,450,241	5,836,211
	From the financial sector	20,908	17,731
	From the non-financial private sector and foreign residents
	Checking accounts	5,725,130	4,911,863
	Savings accounts	5,830,998	6,175,482
	Time deposits	12,915,409	11,433,220
	Investment accounts	29,948	44,512
	Other	625,792	618,491
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	143,343	129,568
		32,741,769	29,167,078

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina
	Other	11,912	9,155
	Banks and International Institutions	142,023	154,942
	Non-subordinated Corporate Bonds	662,917	654,905
	Amounts payable for spot and forward purchases pending settlement	283,838	66,100
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	2,222,529	3,291,065
	Financing received from Argentine financial institutions
	Interfinancing (received call)	42,577	1
	Other financing received from Argentine financial institutions	15,057	15,501
	Accrued interest payables	32
	Receivables from forward transactions without delivery of underlying asset	541	30
	Other	2,021,818	1,492,007
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	45,659	48,793
		5,448,903	5,732,499

N.	OTHER LIABILITIES
	Fees	309	7,713
	Other	1,255,943	1,010,150
		1,256,252	1,017,863

O.	PROVISIONS (Note 4.)	118,989	112,816

P.	SUBORDINATED CORPORATE BONDS	675,096	647,753

Q.	ITEMS PENDING ALLOCATION	4,964	6,981

	MINORITY INTERESTS IN SUBSIDIARIES	39,963	37,584

	TOTAL LIABILITIES	40,285,936	36,722,574

	SHAREHOLDERS' EQUITY	5,043,352	4,719,552

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		45,329,288	41,442,126

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2012	12/31/2011
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	30,822,280	21,077,364

Contingent	8,092,030	8,113,891
Credit lines obtained (unused portion)	9,700	11,700
Guarantees received	7,575,426	7,584,503
Other not covered by debtors classification standards	190	195
Contingent debit-balance contra accounts	506,714	517,493

Control	18,906,838	8,491,385
Receivables classified as irrecoverable	947,376	905,084
Other	17,589,304	7,340,091
Control debit-balance contra accounts	370,158	246,210

Derivatives	3,112,153	3,654,793
Notional value of put options taken	60,058	40,091
Notional value of forward transactions without delivery of underlying asset	1,490,909	1,757,843
Interest rate swap	158,809	158,550
Derivatives debit-balance contra accounts	1,402,377	1,698,309

Trust activity	711,259	817,295
Trust funds	711,259	817,295

CREDIT-BALANCE ACCOUNTS	30,822,280	21,077,364

Contingent	8,092,030	8,113,891
Credit lines granted (unused portion) covered by debtors classification standards	40,931	40,246
Other guarantees provided covered by debtors classification standards	114,654	67,807
Other guarantees provided not covered by debtors classification standards	141,204	137,329
Other covered by debtors classification standards	209,925	272,111
Contingent credit-balance contra accounts	7,585,316	7,596,398

Control	18,906,838	8,491,385
Checks to be credited	370,158	246,210
Control credit-balance contra accounts	18,536,680	8,245,175

Derivatives	3,112,153	3,654,793
Notional value of put options sold	37,621	36,657
Notional value of forward transactions without delivery of underlying asset	1,364,756	1,661,652
Derivatives credit-balance contra account	1,709,776	1,956,484

Trust activity	711,259	817,295
Trust activity credit-balance contra accounts	711,259	817,295

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		03/31/2012	03/31/2011

A.	FINANCIAL INCOME
	Interest on cash and due from banks	33	23
	Interest on loans to the financial sector	11,483	3,149
	Interest on overdrafts	152,277	79,681
	Interest on documents	102,669	44,056
	Interest on mortgage loans	47,408	33,404
	Interest on pledge loans	32,022	15,791
	Interest on credit card loans	165,943	71,468
	Interest on financial leases	16,524	11,459
	Interest on other loans	801,035	482,323
	Net income from government and private securities	115,568	177,189
	Net income from options		470
	Interest on other receivables from financial intermediation	198	133
	Income from guaranteed loans - Presidential Decree No. 1,387/01	39	4,878
	CER (Benchmark Stabilization Coefficient) adjustment	192	2,899
	CVS (Salary Variation Coefficient) adjustment	22	94
	Difference in quoted prices of gold and foreign currency	65,370	62,402
	Other	51,369	11,797
		1,562,152	1,001,216

B.	FINANCIAL EXPENSE
	Interest on checking accounts	62	31
	Interest on savings accounts	7,717	5,252
	Interest on time deposits	519,181	257,989
	Interest on interfinancing received loans (received call)	1,027	1,389
	Interest on other financing from financial institutions	6	3
	Interest on other liabilities from financial intermediation	17,155	15,719
	Interest on subordinated bonds	15,932	14,729
	Other interest	780	428
	CER adjustment	1,083	1,043
	Contribution to Deposit Guarantee Fund	12,704	10,296
	Other	94,026	58,269
		669,673	365,148

	GROSS INTERMEDIATION MARGIN - GAIN	892,479	636,068

C.	PROVISION FOR LOAN LOSSES	130,229	44,581

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	25,696	27,738
	Related to deposits	365,406	256,262
	Other commissions	9,110	11,293
	Other	202,380	124,779
		602,592	420,072

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		03/31/2012	03/31/2011

E.	SERVICE-CHARGE EXPENSE
	Commissions	32,669	24,254
	Other	97,009	59,054
		129,678	83,308

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	414,111	348,924
	Directors' and statutory auditors' fees	12,260	8,832
	Other professional fees	22,843	20,852
	Advertising and publicity	18,290	15,422
	Taxes	36,535	29,733
	Depreciation of equipment	19,646	17,508
	Amortization of organization costs	16,989	13,225
	Other operating expenses	98,160	72,873
	Other	52,022	5,642
		690,856	533,011

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	544,308	395,240

G.	OTHER INCOME
	Income from long-term investments	254	328
	Penalty interest	8,955	6,269
	Recovered loans and allowances reversed	14,011	14,205
	CER adjustments	18	21
	Others	6,994	17,422
		30,232	38,245

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	11	6
	Charges for other receivables uncollectibility and other allowances	9,803	11,285
	Amortization of differences related to court orders	4,980	4,584
	Depreciation and loss of other assets	363	482
	Goodwill amortization	3,513	3,513
	Other	8,157	4,940
		26,827	24,810

	MINORITY INTEREST IN SUBSIDIARIES	(2,379)	(2,513)

	NET INCOME BEFORE INCOME TAX - GAIN	545,334	406,162

I.	INCOME TAX	221,534	148,509

	NET INCOME FOR THE PERIOD - GAIN	323,800	257,653

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2012	03/31/2011
CHANGES IN CASH AND CASH EQUIVALENTS (Note 1.5.)
Cash at beginning of the fiscal year	6,172,446	5,990,480
Cash at end of the period	9,474,245	6,571,326
Net increase in cash	3,301,799	580,846

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments) for:
Government and private securities	(1,467,503)	(95,312)
Loans
To the financial sector	170,719	61,062
To the non-financial government sector	13,400	(10,790)
To the non-financial private sector and foreign residents	225,763	(501,606)
Other receivables from financial intermediation	750,996	(1,189,484)
Receivables from financial leases	21,245	6,509
Deposits
From the financial sector	3,178	2,063
From the non-financial government sector	1,553,426	625,398
From the non-financial private sector and foreign residents	1,731,932	879,258
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(162,095)	2,611
Others (except liabilities included under financing activities)	830,969	1,121,140
Collections related to service-charge income	596,666	418,933
Payments related to service-charge expenses	(126,422)	(81,084)
Administrative expenses paid	(643,473)	(533,131)
Payment of organization and development costs	(27,192)	(20,108)
Net collections from penalty interest	8,680	6,263
Differences from payments related to court orders	(4,067)	(1,732)
Collections of dividends from other companies
Other collections related to other income and losses	10,764	10,376
Net payments from other operating activities	(86,741)	(28,791)
Payment of income tax / minimum presumed income tax	(83,755)	(18,433)
Net cash flows generated in operating activities	3,316,490	653,142

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2012	03/31/2011
Investing activities
Net payments for bank premises and equipment	(36,546)	(16,497)
Net payments for other assets	(25,786)	(116,885)
Other collections for investing activities	1,450	793
Net cash flows used in investing activities	(60,882)	(132,589)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(19,605)	(18,101)
Central Bank of Argentina:
Other	2,579	108
Banks and International Institutions	(13,804)	23,735
Financing received from Argentine financial institutions	(903)	(447)
Net cash flows used /generated in financing activities	(31,733)	5,295

Financial income and holding gains on cash and cash equivalents	77,924	54,998

Net increase in cash	3,301,799	580,846

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2012	12/31/2011

COMMERCIAL

In normal situation	11,867,218	11,459,913
With Senior “A” guarantees and counter-guarantees	335,536	486,443
With Senior “B” guarantees and counter-guarantees	1,739,038	1,675,828
Without Senior guarantees or counter-guarantees	9,792,644	9,297,642

Subject to special monitoring	3,042	14,523
In observation
With Senior “B” guarantees and counter-guarantees	891	1,988
Without Senior guarantees or counter-guarantees	2,151	12,535

Troubled	22,331	49,857
With Senior “B” guarantees and counter-guarantees	8,991	9,693
Without Senior guarantees or counter-guarantees	13,340	40,164

With high risk of insolvency	63,093	27,350
With Senior “B” guarantees and counter-guarantees	20,895	17,186
Without Senior guarantees or counter-guarantees	42,198	10,164

Irrecoverable	5,859	14,336
With Senior “B” guarantees and counter-guarantees	1,395	2,207
Without Senior guarantees or counter-guarantees	4,464	12,129

Subtotal Commercial	11,961,543	11,565,979

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2012	12/31/2011

CONSUMER

Performing	14,570,171	13,991,475
With Senior “A” guarantees and counter-guarantees	29,796	31,956
With Senior “B” guarantees and counter-guarantees	832,269	882,926
Without Senior guarantees or counter-guarantees	13,708,106	13,076,593

Low risk	264,472	166,451
With Senior “A” guarantees and counter-guarantees	71	267
With Senior “B” guarantees and counter-guarantees	8,087	7,566
Without Senior guarantees or counter-guarantees	256,314	158,618

Medium risk	147,179	106,973
With Senior “A” guarantees and counter-guarantees	31	28
With Senior “B” guarantees and counter-guarantees	4,555	2,770
Without Senior guarantees or counter-guarantees	142,593	104,175

High risk	148,725	134,539
With Senior “A” guarantees and counter-guarantees	12
With Senior “B” guarantees and counter-guarantees	4,131	4,128
Without Senior guarantees or counter-guarantees	144,582	130,411

Irrecoverable	38,547	54,644
With Senior “A” guarantees and counter-guarantees		12
With Senior “B” guarantees and counter-guarantees	4,922	8,328
Without Senior guarantees or counter-guarantees	33,625	46,304

Irrecoverable according to Central Bank's rules	290	390
With Senior “B” guarantees and counter-guarantees	38	38
Without Senior guarantees or counter-guarantees	252	352

Subtotal Consumer	15,169,384	14,454,472
Total	27,130,927	26,020,451

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES

(Section 33 – Law No. 19.550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24 of the stand-alone financial statements)

(Figures stated in thousands of pesos, except for where indicated)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided by Central Bank rules - Communiqué “A” 2227, as supplemented - and FACPCE Technical Resolution No. 21, the Bank has consolidated line-by-line (i) its balance sheets as of March 31, 2012 and December 31, 2011 and (ii) the statements of income and cash flows for the three-month periods ended March 31, 2012, and December 31, 2011, with the financial statements of the subsidiaries listed in note 1.2. as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the Bank’s stand-alone financial statements. The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of March 31, 2012):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes		Possible votes

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	89.932%	89.932%

Banco Privado de Inversiones S.A. (a)	Common	85,925,820	99.154%	99.154%	99.994%	99.994%

Macro Bank Limited (b)	Common	9,816,899	99.999%	99.999%	99.999%	99.999%

Macro Securities S.A. Sociedad de Bolsa (c) and (d)	Common	12,776,680	99.154%	99.154%	99.921%	99.921%

Macro Fiducia S.A (former Sud Inversiones & Análisis S.A. )	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos S.G.FCI S.A.	Common	327,183	19.100%	19.100%	99.936%	99.936%

(a)	Banco Macro S.A.’s indirect equity interest derives from Macro Fiducia S.A. and Macro Securities S.A. Sociedad de Bolsa.

(b)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 230).

(c)	Consolidated with Macro Fondos S.G.F.C.I. S.A. (percentage of capital stock and votes 80.90%).

(d)	The indirect equity interest of Banco Macro S.A. comes from Macro Fiducia S.A.

CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES

(Section 33 – Law No. 19.550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24 of the stand-alone financial statements)

(Figures stated in thousands of pesos, except for where indicated)

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)	Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day of the three-month period ended March 31, 2012, and the year ended December 31, 2011.

b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

d)	The amounts of the accounts in the statement of income for the three-month periods ended March 31, 2012, and 2011, were converted into pesos, as described in (a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of fiscal year and retained earnings at period-end) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) as of March 31, 2012, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	297,678	1,303,381

Liabilities	249,358	1,091,814

Shareholders’ equity	48,320	211,567

CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES

(Section 33 – Law No. 19.550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24 of the stand-alone financial statements)

(Figures stated in thousands of pesos, except for where indicated)

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income (loss) of Banco Macro S.A. and each of its subsidiaries as of March 31, 2012:

	Banco Macro S.A.	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro S.A. (consolidated)

Assets	41,483,862	3,078,740	97,297	1,303,381	117,181	751,173	45,329,288

Liabilities	36,440,510	2,683,844	7,312	1,091,814	68,605	6,149	40,285,936

Shareholders’ equity	5,043,352	394,896	89,985	211,567	48,576	745,024	5,043,352

Income	323,800	23,521	2,782	18,574	4,497	49,374	323,800

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(2)	Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa, (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Macro Fiducia S.A.

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “Cash and cash equivalents” to be the Cash account and Government and private securities which mature less than 90 days since their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item in the statement of cash flows with the related balance sheets accounts:

	03/31/2012	12/31/2011	03/31/2011

Cash	9,235,373	6,172,446	5,164,650

Government and private securities

Holdings booked at fair market value	61,317		295,790

Instruments issued by the Central Bank	177,555		1,110,886

Cash and cash equivalents	9,474,245	6,172,446	6,571,326

2.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

In addition to what was mentioned in Note 4 to the Bank´s stand alone financial Statements, the following shows the situation of the main subsidiaries.

As of March 31, 2012, and 2011, subsidiary Banco del Tucumán S.A. estimated income tax in the amount of 19,150 and 12,650, respectively; hence, no minimum presumed income tax should be assessed. In addition, as of March 31, 2012, the Bank capitalized income tax prepayments for 40,643 for 2011 tax year, which were recorded in the “Other receivables” account.

CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES

(Section 33 – Law No. 19.550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24 of the stand-alone financial statements)

(Figures stated in thousands of pesos, except for where indicated)

As of March 31, 2012, and 2011, subsidiary Banco Privado de Inversiones S.A. did not set an income tax accrual as it estimated NOLs as of that date and, therefore, booked accrued minimum presumed income tax totaling 49 and 75, respectively. The estimated accumulated NOL would total 31,238 as of December 31, 2011. Additionally, as of March 31, 2012, and December 31, 2011, the subsidiary booked(i) a minimum presumed income tax credit of 3,563, which was fully accrued, (ii) a 92 credit tax for fiscal year 2011 and (iii) prepayments for an amount of 414 related to tax year 2011, which were booked under “Other receivables”.

3.	RESTRICTED ASSETS

In addition to the assets broken down in Note 7 to the stand-alone financial statements, certain assets are restricted as follows:

3.1.	Banco del Tucumán S.A.:

a)	Other receivables from financial intermediation

As of March 31, 2012, and December 31, 2011, Banco del Tucumán S.A. continued to keep as security the amounts related to the special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar ones for an amount of 42,906 and 49,158, respectively.

b)	Other receivables

As of March 31, 2012, and December 31, 2011, this includes other receivables in the amount of 6,107 and 5,560, respectively.

3.2.	Banco Privado de Inversiones S.A.:

a)	Other receivables from financial intermediation

As of December 31, 2011, Banco Privado de Inversiones S.A. continued to keep as security the amounts related to the special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar ones and credit card customers’ consumptions abroad for an amount of 403.

b)	Other receivables

As of March 31, 2012, and December 31, 2011, this includes other receivables in the amount of 15.

3.3.	Macro Securities S.A. Sociedad de Bolsa:

Investments in other companies

As of March 31, 2012, and December 31, 2011, this includes other investments in other companies in the amount of 1,453.

CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES

(Section 33 – Law No. 19.550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24 of the stand-alone financial statements)

(Figures stated in thousands of pesos, except for where indicated)

4.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of March 31, 2012:

	Balances at				Balances at
	beginning		Decreases		end of
Breakdown	of year	Increases	Uses	Reversals	period

Allowances

For loans	599,224	133,874	57,737	4,308	671,053

For other receivables from financial intermediation	238,712	438	3,672	5,786	229,692

For receivables from financial leases	5,620	22		102	5,540

For interests in other companies	2,129			3	2,126

For other receivables	12,908	294		462	12,740

Total	858,593	134,628	61,409	10,661	921,151

Provisions

For contingent commitments	24			9	15

For other contingencies	98,038	9,262	3,291	81	103,928

For differences from court deposits dollarization	14,754	292			15,046

Total	112,816	9,554	3,291	90	118,989

5.	DERIVATIVE FINANCIAL INSTRUMENTS

In addition to what was mentioned in Note 11 to the stand-alone financial statements, below is a breakdown of the volumes, in absolute values, by type of derivative financial instrument involved in the transactions between the Bank and its subsidiaries, which are effective as of March 31, 2012, and December 31, 2011:

Type of contract / underlying asset	03/31/2012	12/31/2011

Futures / foreign currency	2,800,506	3,390,773

Repo transactions	2,180,334	3,285,652

Forward contracts / foreign currency	55,159	28,722

Options / BODEN coupons	37,621	36,657

Swap / Other	158,809	158,550

Options / other	60,058	40,091

CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES

(Section 33 – Law No. 19.550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24 of the stand-alone financial statements)

(Figures stated in thousands of pesos, except for where indicated)

Additionally, positions of transactions effective as of March 31, 2012, and December 31, 2011, are as follows:

Transaction	03/31/2012	12/31/2011

Net position of repurchase agreements	(1,968,601)	(3,231,730)

Net asset position of forward transactions without delivery of the underlying asset	126,153	96,191

Interest rate swap	158,809	158,550

Position of put options sold on BODEN 2012 and 2013 coupons	37,621	36,657

Position of put options purchased	60,058	40,091

6.	PORTFOLIO MANAGEMENT

In addition to what was mentioned in Note 12 to the Bank’s stand-alone financial Statements, as of March 31, 2012, and December 31, 2011, Banco del Tucumán S.A., manages the following portfolios:

a)	the trust agreement Fideicomiso Financiero Gas Tucumán I for a total amount of 8,903 and 8,401, respectively.

b)	the trust agreement Fideicomiso Financiero BATUC I for a total amount of 16,554 and 16,758, respectively.

7.	TRUST AGREEMENTS

In addition to what was mentioned in Note 15 to the Bank’s stand-alone financial Statements, the subsidiaries have the following trust agreements as of March 31, 2012, and December 31, 2011:

7.1.	Financial trusts for investment purposes

Financial trust	03/31/2012	12/31/2011 (1)

Certificates of participation:

TST & AF (a)	49.106	48.262

Other	8.626	10.215
Total certificates of participation	57.732	58.477

(1)	Net of allowances in the amount of 5,385.

(a)	TST & AF trust

As of March 31, 2012, and December 31, 2011, Macro Bank Limited is the beneficiary of 46.66% of the certificates of participation issued by TST & AF Trust and, therefore, at consolidated level, Banco Macro S.A. is the beneficiary of 100% of them.

CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES

(Section 33 – Law No. 19.550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

(Translation of financial statements originally issued in Spanish – See note 24 of the stand-alone financial statements)

(Figures stated in thousands of pesos, except for where indicated)

7.2.	Trusts in which the Bank’s subsidiaries act as trustees (administration).

As mentioned in Note 15.4 to the stand-alone financial statements, and in addition to those included in that note, in these trusts the Bank, through Macro Fiducia S.A. (subsidiary) only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of March 31, 2012, and December 31, 2011, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed through Macro Fiducia S.A. (subsidiary) of these types of trusts amount to 542,656 and 613,743, respectively.

Jorge H. Brito
Chairperson

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2012		12/31/2011
Name	Market value or Present Value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Government securities at market value
- Local
Federal government bonds in pesos at Badlar Private + 2.75% - Maturity: 2014		215,437	227,251
Federal government bonds in US dollars at 7% - Maturity: 2015		101,791	633
Federal government bonds in pesos at Badlar Private + 3.50% - Maturity: 2013		47,372	46,062
Secured bonds under Presidential Decree No. 1,579/02		45,714	186,456
Federal government bonds in US dollars at Libor - Maturity: 2012		30,967	21,117
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		16,603	16,275
Consolidation bonds of social security payables in pesos – Fourth Series		7,673	8,740
Federal government bonds in pesos at variable rate - Maturity: 2013		5,622	5,121
Federal government bonds in pesos at Badlar Private + 3.00% - Maturity: 2015		4,388	6,171
Federal government bonds in pesos - Maturity: 2014		1,967	3,683
Others		4,534	226,962
Subtotal holdings booked at market value - Local		482,068	748,471
- Foreign
Treasury Bill - Maturity 04-19-12		280,218	215,147
Subtotal holdings booked at market value - Foreign		280,218	215,147
Subtotal holdings booked at market value		762,286	963,618

Government securities under repo transactions with Central Bank of Argentina
- Local
Federal government bonds in US dollars at 7% - Maturity: 2013			1,992,625
Subtotal government securities under repo transactions with Central Bank of Argentina			1,992,625

Government securities at amortized cost
- Local
Province of Buenos Aires Treasury Bills in pesos - Maturity: 08-09-2012	51,794	51,550
Province of Buenos Aires Treasury Bills in pesos - Maturity: 06-07-2012	51,133	51,012	51,911
Province of Tucumán bonds - Second series in dollars at 9,45% - Maturity: 2015	6,212	5,687	6,425
Province of Tucumán bonds - First series in pesos - Maturity: 2018	3,001	2,999	2,846
Province of Buenos Aires Treasury Bills in pesos - Maturity: 02-16-2012			51,705
Subtotal government securities at amortized cost		111,248	112,887

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2012		12/31/2011
Name	Market value or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-30-2013		1,829,069
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-06-2013		20,945
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-02-2012		7,751	21,305
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-08-2012			753,978
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-13-2012			27,148
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-22-2012			19,577
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-04-2012			12,623
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-20-2012			12,188
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		1,857,765	846,819

Central Bank of Argentina Internal Bills at market value – Own Portfolio
Central Bank of Argentina Internal Bills in pesos - Maturity 05-09-2012		494,628
Central Bank of Argentina Internal Bills in pesos - Maturity 06-27-2012		292,308
Central Bank of Argentina Internal Bills in pesos - Maturity 05-30-2012		240,899
Central Bank of Argentina Internal Bills in pesos - Maturity 06-13-2012		68,533
Central Bank of Argentina Internal Bills in pesos - Maturity 07-11-2012		50,677
Central Bank of Argentina Internal Bills in pesos - Maturity 08-29-2012		46,298
Central Bank of Argentina Internal Bills in pesos - Maturity 04-04-2012		29,940
Subtotal Central Bank of Argentina Internal Bills at market value – Own Portfolio		1,223,283

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos - Maturity 06-06-2012		209,840
Central Bank of Argentina Internal Bills in pesos - Maturity 05-02-2012		210,679
Central Bank of Argentina Internal Bills in pesos - Maturity 08-01-2012		170,607
Central Bank of Argentina Internal Bills in pesos - Maturity 08-08-2012		106,161
Central Bank of Argentina Internal Bills in pesos - Maturity 04-11-2012		29,895
Central Bank of Argentina Internal Bills in pesos - Maturity 06-20-2012		4,881
Central Bank of Argentina Internal Bills in pesos - Maturity 10-24-2012		281
Central Bank of Argentina Internal Bills in pesos - Maturity 01-04-2012			499
Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio		732,344	499

Central Bank of Argentina notes at market value - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 03-14-2012			15,898
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 03-28-2012			15,278
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 02-29-2012			5,165
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 02-15-2012			3,114
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 08-15-2012		19,631
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 04-04-2012		17,115
Subtotal Central Bank of Argentina notes at market value - Own portfolio		36,746	39,455

Subtotal instruments issued by the Central Bank of Argentina		3,850,138	886,773

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2012		12/31/2011
Name	Market value or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		3,850,138	886,773

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 05-15-13			52,625
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 05-22-13			42,144
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 10-03-13			36,216
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 05-23-12			21,000
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 07-18-12			19,376
Subtotal Central Bank of Argentina Notes - Under repo Transactions			171,361

Central Bank of Argentina internal notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 08-22-12		51,597
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 03-21-12			239,911
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 04-04-12			5,826
Subtotal Central Bank of Argentina internal notes at amortized cost - Own portfolio		51,597	245,737
Total Instruments issued by the Central Bank of Argentina		3,901,735	1,303,871
Total Government securities		4,775,269	4,373,001

INVESTMENTS IN LISTED PRIVATE SECURITIES
Petroleo Brasileiro S.A. - Petrobras	13,596	13,596	12,502
Grupo Financiero Galícia S.A.	6,357	6,357	5,347
Pampa Energía S.A.	5,093	5,093	5,640
IRSA Inversiones y Representaciones S.A.	420	420	372
Total investment in listed private securities		25,466	23,861

Total government and private securities		4,800,735	4,396,862

Jorge H. Brito
Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 29, 2012

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director